EXHIBIT 2.1
ARRANGEMENT AGREEMENT
by and among
HINDALCO INDUSTRIES LIMITED,
AV ALUMINUM INC.
and
NOVELIS INC.
DATED AS OF FEBRUARY 10, 2007

-ii-

-iii-

ARRANGEMENT AGREEMENT
     THIS ARRANGEMENT AGREEMENT, dated as of February 10, 2007, is made by and among Hindalco Industries Limited, a corporation existing under the laws of India (“Parent”), AV Aluminum Inc., a corporation existing under the laws of Canada and a subsidiary of Parent (“Acquisition Sub”), and Novelis Inc., a corporation existing under the laws of Canada (the “Company”).
RECITALS:
     WHEREAS, subject to the terms and conditions of this Agreement, Parent, through its subsidiary, Acquisition Sub, is offering to acquire all of the outstanding Common Shares for $44.93 per Common Share in cash (the “Purchase Price”);
     WHEREAS, the Company has agreed to submit to its Shareholders a statutory arrangement under Section 192 of the CBCA pursuant to which Acquisition Sub will acquire all of the Common Shares of the Company for the Purchase Price per Common Share on the terms set out in the Plan of Arrangement; and
     WHEREAS, the Parties have entered this Agreement to set out their agreements in respect of the proposed statutory arrangement.
     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Acquisition Sub and the Company hereby agree as follows:
ARTICLE I
DEFINITIONS; PRINCIPLES OF INTERPRETATION
     SECTION 1.01. Definitions. Unless otherwise provided in this Agreement, the following terms shall have the following meanings respectively:
     “2006 Incentive Plan” means the Company’s 2006 Incentive Plan approved by the Company’s Shareholders at the 2006 Annual Meeting of Shareholders;
     “Acquisition Proposal” means: (i) any merger, tender offer, take-over bid, amalgamation, plan of arrangement, business combination, consolidation or recapitalization that, if consummated, would result in any Person beneficially owning more than 35% of the Common Shares, or any liquidation or winding-up in respect of the Company; (ii) any sale or acquisition of 35% or more of the fair market value of the assets of the Company on a consolidated basis; (iii) any acquisition of 35% or more of the Common Shares (or rights thereto) or any acquisition of 35% or more of the equity interests (or rights thereto) in any of the material Subsidiaries of the Company; or (iv) any proposal or offer to do, or public announcement of an intention to do, any of the foregoing or any similar transaction from any Person other than Parent or Acquisition Sub, but for greater certainty does not include the Transactions;
     “Affected Employees” has the meaning given to it in Section 5.11;

     “Affiliate” has the meaning ascribed to it under Rule 12b-2 of the Exchange Act;
     “Agreement” means this Agreement, including all schedules, and all amendments or restatements hereof (if any), and, unless otherwise specified, references to “Article” or “Section” mean the specified Article or Section of this Agreement;
     “Alcan” means Alcan, Inc., a corporation existing under the laws of Canada;
     “Alternative Financing” has the meaning given to it in Section 5.12.
     “Applicable Plans” has the meaning given to it in Section 3.16;
     “Arrangement” means the proposed arrangement under the provisions of Section 192 of the CBCA as set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 7.01 of this Agreement or Article V of the Plan of Arrangement or made at the direction of the Court in the Final Order;
     “Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B;
     “Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement that are required by the CBCA to be filed with the Director after the Final Order is made in order for the Arrangement to become effective;
     “Associate” has the meaning ascribed to it in Rule 12b-2 under the Exchange Act;
     “Authorized Agent” has the meaning given to it in Section 8.08;
     “Business Day” means any day other than a Saturday or Sunday on which commercial deposit taking banks are generally open for business in Mumbai, India, Toronto, Ontario and Atlanta, Georgia;
     “CBCA” means the Canada Business Corporations Act, as amended from time to time;
     “Certificate of Arrangement” means the Certificate of Arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;
     “Claimant” has the meaning given to it in Section 8.09;
     “Code” means the United States Internal Revenue Code of 1986, as amended;
     “Collective Agreements” has the meaning given to it in Section 3.15;
     “Commissioner” means the Commissioner of Competition appointed under the Competition Act;
     “Commitment Letters” has the meaning given to it in Section 4.07;
     “Common Shares” means the common shares of the Company;

     “Company Adverse Recommendation Change” has the meaning given to it in Section 5.04;
     “Company Disclosure Schedule” has the meaning given to it in Article III;
     “Company IP” has the meaning given to it in Section 3.13;
     “Company Recommendation” means the recommendation of the Company’s Board of Directors that the Shareholders vote in favor of the Arrangement Resolution;
     “Company Shareholder Approval” means the affirmative vote of holders of not less than 66 2/3% of the outstanding Common Shares voting at the Meeting on the Arrangement;
     “Company Termination Payment” means $100,000,000;
     “Competition Act” means the Competition Act (Canada), as amended from time to time;
     “Competition Act Approval” means: (i) the issuance of an advance ruling certificate (“ARC”) pursuant to Section 102 of the Competition Act by the Commissioner to the effect that the Commissioner would not have sufficient grounds upon which to apply to the Competition Tribunal for an Order under Section 92 of the Competition Act with respect to the transactions contemplated by this Agreement; or (ii) that:
(A)	the waiting period under Section 123 of the Competition Act shall have expired, or the Commissioner shall have waived the obligation to notify and supply information under Section 113(c) of the Competition Act because substantially similar information was previously supplied in relation to a request for an ARC, and

(B)	Parent shall have been advised in writing by the Commissioner that the Commissioner has determined not to make an application for an Order under Section 92 or Section 100 of the Competition Act in respect of the transactions contemplated by this Agreement;
     “Consent Procedures” has the meaning given to it in Section 5.02;
     “Contracts” means contracts, licenses, leases, agreements, undertakings, understandings, arrangements or commitments to which the Company or any of its Subsidiaries is a party or by which any of them or their assets are bound or under which the Company or any of its Subsidiaries has any liability;
     “Conversion Plan” means the Company’s Conversion Plan of 2005, as amended as of October 19, 2006;
     “Court” means the Ontario Superior Court of Justice (Commercial List);
     “Credit Agreement” means the Credit Agreement, dated as of January 7, 2005, among the Company, Novelis Corporation, Novelis Deutschland GmbH, Novelis UK Limited and Novelis

AG, the lenders party thereto, and Citicorp North America, Inc., as administrative agent and collateral agent.
     “Credit Rating” means, with respect to any Person, the rating given to such Person’s long-term unsecured debt obligations by Standard & Poor’s Ratings Group (a division of McGraw Hill, Inc.) or Moody’s Investors Service, Inc., as applicable, and any successors thereto;
     “Damages” means any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts reasonably paid in any settlement;
     “Deferred Share Unit Plan” means the Company’s Deferred Share Unit Plan for Non-Executive Directors;
     “Depositary” means CIBC Mellon Trust Company;
     “Director” means the Director appointed pursuant to Section 260 of the CBCA;
     “Disclosed Publicly” means disclosed or furnished by the Company in a publicly available filing (i) on the Electronic Document Gathering, Analysis and Retrieval System (EDGAR) or (ii) with the OSC which is available for retrieval through the SEDAR system, in each case prior to the date of this Agreement;
     “Dissent Rights” means the rights of dissent in respect of the Arrangement as described in the Plan of Arrangement;
     “D&O Insurance” has the meaning given to it in Section 5.06;
     “DSU” means a deferred share unit granted pursuant to the Deferred Share Unit Plan;
     “Effective Date” means the date shown on the Certificate of Arrangement to be issued under the CBCA giving effect to the Arrangement;
     “Effective Time” means the date and time of the issuance of the Articles of Arrangement by the Director;
     “Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, easement, license, right-of-way, covenant, right of use, encroachment or other encumbrance of any nature or kind;
     “Environmental Claim” means any and all actions, suits, orders, demands, directives, claims, liens, investigations, requests for information, proceedings or notices of noncompliance, liability or violation by or from any Person alleging liability (including potential responsibility or liability for enforcement, investigatory costs, cleanup costs, response costs, removal costs, remedial costs, natural resources damages or restoration, property damages, personal injuries or penalties) based on, arising out of, resulting from, or in connection with the presence or Release of, or exposure to, any Hazardous Substances at any location; or the failure to comply with any Environmental Law;

     “Environmental Laws” has the meaning given to it in Section 3.18;
     “Environmental Permits” has the meaning given to it in Section 3.18;
     “ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder;
     “ERISA Affiliate” means each business or entity which is a member of a “controlled group of corporations,” under “common control” or an “affiliated service group” with the Company within the meaning of Sections 414(b), (c) or (m) of the Code, or required to be aggregated with the Company under Section 414(o) of the Code, or is under “common control” with the Company, within the meaning of Section 4001(a)(14) of ERISA; provided that the term “ERISA Affiliate” excludes Alcan and any business or entity that is a member of a “controlled group of corporations,” under “common control” or an “affiliated service group” with Alcan within the meaning of Sections 414(b), (c) or (m) of the Code, or required to be aggregated with Alcan under Section 414(o) of the Code, or is under “common control” with Alcan, within the meaning of Section 4001(a)(14) of ERISA;
     “Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time;
     “Financial Statements” has the meaning given to it in Section 3.05;
     “Financing” and “Financings” have the meanings given to them in Section 5.12;
     “Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;
     “Founders Performance Awards Plan” means the Company’s Founders Performance Awards Plan, as amended as of March 14, 2006;
     “Governmental Entity” means:
(i)	any supranational or multinational body or organization (such as the European Union), nation, government, state, province, country, territory, municipality, quasi-government, any administrative, judicial or regulatory authority, agency, board, body, bureau, commission, or instrumentality thereof or any political subdivision thereof, or any court, tribunal or arbitral body, any central bank (or similar monetary or regulatory authority), any taxing authority, any ministry or department or agency of any of the foregoing;

(ii)	any entity exercising executive, legislative, judicial, quasi-judicial, regulatory or administrative functions of or pertaining to government, or any self regulatory organization (including the TSX and the NYSE); and

(iii)	any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other such bodies pursuant to the foregoing;
     “Hazardous Substances” has the meaning given to it in Section 3.18;
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 of the United States of America, as amended from time to time;
     “ICC” has the meaning given to it in Section 8.09;
     “Information” has the meaning given to it in Section 5.05;
     “Interim Order” means the interim order of the Court as contemplated by Section 2.03, providing for, among other things, the calling and holding of the Meeting, as the same may be amended by the Court;
     “Intellectual Property” means (a) any intellectual property in any jurisdiction and all rights therein provided under (i) patent law, (ii) copyright law, (iii) trade-mark law, (iv) design patent or industrial design law, (v) semi-conductor chip or mask work law, or (vi) any other statutory provision or common law principle, including trade secret law, which may provide a right in ideas, formulae, compositions, processes, products, algorithms, concepts, inventions or know-how; (b) any and all applications, registrations, licenses, sub-licenses, franchises, agreements or any other evidence of a right in any of the foregoing; and (c) all rights to enforce the rights and obtain remedies for a violation of any of the rights set out in the foregoing;
     “Investment Canada Act” means the Investment Canada Act, as amended;
     “Investment Canada Act Approval” means approval or deemed approval pursuant to the Investment Canada Act by the applicable Minister;
     “Knowledge of the Company” means the actual knowledge of the executive officers of the Company listed in Schedule 1.01 of the Company Disclosure Schedule;
     “Laws” means any applicable laws, including supranational (including European Union), national, provincial, state, municipal and local, laws, treaties, statutes, ordinances, rules, regulations, subordinate legislation, by-laws, directives, decrees, ordinances, codes or other requirements of any Governmental Entity, and includes common law;
     “Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development which individually or in the aggregate (i) is or would reasonably be expected to be materially adverse to the business, operations, results of operations, liabilities or obligations (whether absolute, accrued, conditional, contingent or otherwise), capitalization or financial condition of the Company and its Subsidiaries, taken as a whole; or (ii) is or would reasonably be expected to impair in any material respect the ability of the Company to consummate the transactions contemplated by this Agreement or to perform its obligations under this Agreement on a timely basis; provided that none of the following shall be deemed, either individually or in the aggregate to constitute a Material Adverse Effect: any change, effect, event, occurrence, state of facts or development (A) in the financial, banking, credit, securities, or commodities markets, the economy in general or prevailing interest rates of the United States, Canada or any other jurisdiction, where the Company or any of its Subsidiaries has operations or significant revenues, (B) in any industry in which the Company or any of its Subsidiaries operates, (C) in the Company’s stock price or trading volume (provided that this clause (C) shall not be construed as providing that any cause or factor affecting the Company’s stock price or trading volume does not constitute a Material Adverse Effect), (D) arising as a result of a change in U.S. GAAP or regulatory accounting principles or interpretations thereof after the date hereof, (E) in Law or interpretations thereof by any Governmental Entity, (F) arising or resulting from the announcement of this Agreement, the pendency of the Transactions, or compliance by any Party with the covenants and agreements herein, (G) arising or resulting from any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that this clause (G) shall not be construed as providing that any cause or factor giving rise to such failure does not constitute a Material Adverse Effect), (H) any continuation of an adverse trend or condition or the escalation of, or any developments with respect to, any dispute referred to on Schedule 3.07 of the Company Disclosure Schedule, (I) arising or resulting from any act of war or terrorism (or, in each case, escalation thereof) or declaration of a national emergency, or (J) arising or resulting from the acts or omissions of Parent and/or its Affiliates; except in the cases of clauses (A), (B) and (I), to the extent such change, effect, event, occurrence, state of facts or development has or would reasonably be expected to have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, as compared to other Persons in the industries in which the Company and its Subsidiaries operate unless such disproportionate change, effect, event, occurrence, state of facts or development arises from any metal price ceiling in any of the Company’s customer contracts; provided that any change, effect, event, occurrence, state of facts or development that is cured prior to the termination of this Agreement in accordance with its terms shall not be considered a Material Adverse Effect;
     “Meeting” means the special meeting of Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;
     “Notice” has the meaning given to it in Section 8.03;
     “Notice of Superior Proposal” has the meaning given to it in Section 5.04;
     “NYSE” means the New York Stock Exchange;
     “Optionholders” means holders of Options;
     “Options” means the options to acquire Common Shares granted under the 2006 Incentive Plan or converted into options to acquire Common Shares pursuant to the Conversion Plan;
     “OSC” means the Ontario Securities Commission;
     “Orders” means orders, injunctions, judgments, decrees, rulings, awards, assessments, penalties or sanctions issued, filed or imposed by any Governmental Entity;

     “Outside Date” has the meaning given to it in Section 7.02(a)(ii);
     “Party” or “Parties” means a signatory or the signatories to this Agreement, respectively;
     “Permitted Encumbrances” means any of the following Encumbrances in respect of a Real Property or other asset of the Company or any of its Subsidiaries, as applicable: (a) Encumbrances set forth in the Company Disclosure Schedule or relating to debt obligations reflected in the Company’s Financial Statements; (b) Encumbrances reflected in the Financial Statements, (c) Encumbrances for Taxes or other governmental charges not yet due or payable or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings, if adequate reserves with respect thereto are maintained in the appropriate financial statements; (d) Encumbrances imposed by law, such as carriers’, warehousemen’s and mechanics’ liens and other similar Encumbrances, in each case, incurred in good faith in the ordinary course of business for sums not yet due or payable, for construction in process, or being contested in good faith by appropriate proceedings or other Encumbrances arising out of judgments or awards against the Company or any of its Subsidiaries with respect to which the Company or such Subsidiary, as applicable, shall then be proceeding with an appeal or other proceedings for review, if, in each case, adequate reserves with respect thereto are maintained in the appropriate financial statements; (e) pledges or deposits by the Company or any of its Subsidiaries under worker’s compensation Laws, unemployment insurance Laws or similar legislation, good faith deposits to secure bids, tenders, contracts (other than for the payment of indebtedness for borrowed money or guarantees in respect thereof) or leases to which such Person is a party, or to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested Taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business and provided in each case the same are not then enforceable; (f) leases and subleases granted to third parties in the ordinary course of business permitting occupancy of portions of any Real Property and which do not materially impair the use of the Real Property subject thereto; (g) title exceptions, imperfections or irregularities, easements, rights-of-way, covenants, licenses, rights of use, encroachments and similar Encumbrances and zoning or other restrictions as to the use of a Real Property that, in each case do not materially impair the use of the Real Property subject thereto; (h) Encumbrances disclosed in existing title policies, title reports, title opinions or plats of survey provided to Parent prior to the date hereof; and (i) Encumbrances which would not have, individually or in the aggregate, a Material Adverse Effect;
     “Person” includes any individual, sole proprietorship, partnership, firm, entity, limited partnership, limited liability company, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body, corporation or Governmental Entity, and Persons acting jointly or in concert and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;
     “Plan of Arrangement” means the plan of arrangement in the form of Schedule C and any amendments or variations made thereto in accordance with this Agreement, the Plan of Arrangement or made at the direction of the Court in the Final Order;
     “Pre-Effective Date Period” means the period from the time of the execution and delivery of this Agreement among the Parties until the closing of the Transactions on the Effective Date, subject to the earlier termination of this Agreement in accordance with its terms;

     “Proxy Statement/Circular” means the notice of the Meeting and accompanying proxy statement/circular, including all appendices thereto, to be sent to Shareholders in connection with the Meeting;
     “PSU” means a performance share unit granted pursuant to the Founders Performance Award Plan;
     “Public Acquisition Proposal” has the meaning given to it in Section 7.03;
     “Public Disclosure Documents” means all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) filed by the Company with the SEC and/or OSC since January 4, 2005 together with any documents filed (rather than furnished) during such period by the Company to the SEC on a voluntary basis on Current Reports on Form 8-K in each case which are available to the public on EDGAR or SEDAR;
     “Purchase Price” has the meaning given to it in the recitals hereto;
     “Regulatory Approvals” means those rulings, consents, orders, exemptions, permits, waivers, authorizations, agreements, certificates, clearances and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that provides that a transaction may only be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Entity that are necessary in connection with the Transactions, as set out in Schedule A hereto;
     “Reimbursement Amount” has the meaning given to it in Section 7.03;
     “Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface or subsurface strata);
     “Representatives” means any Person’s or such Person’s Subsidiaries’ employees, agents and representatives, including any investment banker, financial advisor, attorney, accountant or other advisor, agent, representative or controlled Affiliate;
     “Request” has the meaning given to it in Section 8.09;
     “Respondent” has the meaning given to it in Section 8.09;
     “Rights Plan” means the Shareholder Rights Agreement between the Company and CIBC Mellon Trust Company dated as of December 23, 2004, as amended by the First Amendment Agreement dated February 10, 2007;
     “SAR” means a stock appreciation right granted pursuant to the 2006 Incentive Plan;
     “SEC” means the United States Securities and Exchange Commission;
     “Securities” means Common Shares, Options, SARs, SPAUs, PSUs and DSUs;

     “Securities Laws” means, collectively, the federal securities laws of the United States, any applicable state securities Laws and the securities Laws of each province and territory of Canada (including the rules and policies of the Canadian Securities Administrators);
     “Senior Notes” means the Company’s 7 1/4% Senior Notes due 2015;
     “Shareholders” means holders of Common Shares;
     “Significant Metal Supply Agreement” means any metal supply agreement pursuant to which the aggregate dollar value of metal purchased under such agreement (i) represented greater than 3% of the aggregate dollar value of metal purchased by the Company and its Subsidiaries under all metal supply agreements for the year ended December 31, 2006 or (ii) is reasonably expected to represent greater than 3% of the aggregate dollar value of metal purchased by the Company and its Subsidiaries under all metal supply agreements during the year ending December 31, 2007;
     “Significant Customer Agreement” means any customer agreement pursuant to which the aggregate shipments under any such agreement (i) represented greater than 1% of the Company and its Subsidiaries’ total shipments for the year ended December 31, 2006 or (ii) are reasonably expected to represent greater than 1% of the Company and its Subsidiaries’ total shipments for the year ending December 31, 2007;
     “SPAU” means a stock price appreciation unit granted pursuant to the Stock Price Appreciation Unit Plan;
     “Stock Price Appreciation Unit Plan” means the Company’s Stock Price Appreciation Unit Plan;
     “Subsidiary” means, with respect to a Person, any other Person of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, or a majority of the outstanding voting securities of which, are at the time owned directly or indirectly by such Person;
     “Superior Proposal” means any bona fide written Acquisition Proposal made after the date hereof by a third party that was not solicited in breach of Section 5.04 and that if consummated would result in such Person (or its stockholders) owning, directly or indirectly, more than 50% of the Common Shares then outstanding or more than 50% of the assets of the Company on a consolidated basis, which the Board of Directors of the Company determines, acting in good faith and after consultation with its financial advisors and outside legal counsel, taking into account all financial, legal, regulatory and other aspects of such proposal (including any break-up fee, expense reimbursement provisions, due diligence and other conditions to consummation and financing terms, including the committed status thereof) and the Person making the proposal, to be more favorable to the Shareholders from a financial point of view than the Transactions;
     “Superior Proposal Agreement” has the meaning given to it in Section 5.04;
     “Superior Proposal Recommendation” has the meaning given to it in Section 5.04;

     “Tax” and “Taxes” means, with respect to any Person, all supranational, federal, state, local, provincial, branch or other taxes, including income, gross receipts, windfall profits, value added, severance, ad valorem, property, capital, net worth, production, sales, use, license, excise, franchise, employment, environmental taxes, sales taxes, use taxes, value added taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, Canada and provincial pension plan premiums, severance taxes, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes of any kind whatsoever imposed or charged by any Governmental Entity, together with any interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties;
     “Tax Returns” includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto required by Law to be filed with any taxing authority in respect of Taxes;
     “Tax Sharing and Disaffiliation Agreement” has the meaning given to it in Section 3.17;
     “Transactions” means, collectively the transactions contemplated herein and in the Plan of Arrangement;
     “Transfer Agent” means the registrar and transfer agent of the Common Shares;
     “TSX” means The Toronto Stock Exchange; and
     “U.S. GAAP” means generally accepted accounting principles as applied in the United States of America.
     SECTION 1.02. Currency. Unless otherwise specified, all references to money amounts are expressed in and all payments provided for herein shall be made in lawful money of the United States of America and “$” refers to U.S. Dollars.
     SECTION 1.03. Headings. Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.
     SECTION 1.04. Including. Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation.”
     SECTION 1.05. No Strict Construction. The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.
     SECTION 1.06. Number and Gender. Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

     SECTION 1.07. Statutory References. A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.
     SECTION 1.08. Time. Time is of the essence in the performance of the Parties’ respective obligations under this Agreement.
     SECTION 1.09. Time Periods. Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.
     SECTION 1.10. Entire Agreement. This Agreement, together with the Plan of Arrangement and the agreements and other documents required to be delivered pursuant to this Agreement, constitutes the entire agreement between the Parties with respect to the subject matter of this Agreement and sets out all the covenants, promises, warranties, representations, conditions, understandings and agreements between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, relating thereto. No reliance has been made upon, and there are no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written, between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and any document required to be delivered pursuant to this Agreement.
     SECTION 1.11. Schedules. In addition to the Company Disclosure Schedule, the other schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description
A	Regulatory Approvals
B	Arrangement Resolution
C	Plan of Arrangement
ARTICLE II
THE TRANSACTIONS
     SECTION 2.01. The Arrangement. The Arrangement shall comprise substantially the events or transactions, taken in the sequence indicated, set forth in Schedule C to this Agreement.
     SECTION 2.02. Implementation Steps by the Company. The Company shall:
     (a) subject to the terms of this Agreement, as soon as reasonably practicable, apply in a manner (including as to form, content and procedure) acceptable to Parent, acting reasonably, under Section 192 of the CBCA for the Interim Order and thereafter proceed with and diligently pursue the obtaining of the Interim Order;

     (b) use its reasonable best efforts to convene and hold the Meeting, in accordance with the Interim Order, as soon as reasonably practicable, for the purpose of considering the Arrangement Resolution;
     (c) except as required for quorum purposes or otherwise permitted under this Agreement, not adjourn (except as required by Law or by valid Shareholder action), postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Meeting without Parent’s prior written consent, such consent not to be unreasonably withheld or delayed;
     (d) subject to Section 5.04, (i) through the Company’s Board of Directors, recommend that Shareholders vote in favor of the Arrangement Resolution and include such recommendation in the Proxy Statement/Circular; and (ii) use its reasonable best efforts to solicit from the Shareholders proxies in favor of the approval of the Arrangement Resolution;
     (e) provide notice to Parent of the Meeting and allow Representatives of Parent to attend the Meeting;
     (f) provide notice of the application for the Interim Order and Final Order to the Director as required by Section 192 of the CBCA;
     (g) subject to obtaining the approvals as required by the Interim Order, as soon as reasonably practicable after the Meeting, apply in a manner (including as to form, content and procedure) reasonably acceptable to Parent, to the Court under Section 192 of the CBCA for the Final Order and thereafter proceed with and diligently pursue the obtaining of the Final Order;
     (h) subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favor of each Party, on the date contemplated in Section 2.04 or as soon thereafter as reasonably practicable, send to the Director for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement; and
     (i) without limiting the foregoing, provide Parent with all drafts, copies of the final versions of and reasonable opportunity to review and comment on all applications, filings, motions and other documents prepared by or on behalf of the Company in connection with the Arrangement, consider (acting reasonably) all of the comments on changes to such documents received from or on behalf of Parent and make such changes to such documents as are reasonably acceptable to the Company.
     SECTION 2.03. Interim Order. The application referred to in Section 2.02(a) shall request that the Interim Order provide:
     (a) for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;
     (b) that, subject to the approval of the Court, the requisite approval for the Arrangement Resolution shall be 66 2/3% of the votes cast on the Arrangement Resolution by Shareholders present in person or by proxy at the Meeting, voting together as a single class, each Common Share entitling the holder thereof to one vote on the Arrangement Resolution;

     (c) that, in all other respects, the terms, restrictions and conditions of the Company’s articles of incorporation and by-laws each as amended prior to the date of this Agreement, including quorum requirements and all other matters, shall apply in respect of the Meeting;
     (d) for the grant of the Dissent Rights; and
     (e) for the notice requirements with respect to the application to the Court for the Final Order.
     SECTION 2.04. Articles of Arrangement, Effective Date and Closing. The Articles of Arrangement shall implement the Plan of Arrangement. On the second Business Day after the satisfaction or waiver (subject to applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Effective Date) set forth in Article VI, unless another time or date is agreed to in writing by the Parties, the Articles of Arrangement (in form and substance reasonably satisfactory to Parent) shall be filed by the Company with the Director. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Laws, including the CBCA. The closing of the Transactions will take place at the offices of King & Spalding LLP located at 1180 Peachtree Street, N.E., Atlanta, Georgia 30309 on the Effective Date, or at such other location as may be agreed upon by the Parties.
     SECTION 2.05. The Proxy Statement/Circular and Related Materials. As promptly as reasonably practicable after the execution of this Agreement, the Company shall prepare the Proxy Statement/Circular together with any other documents required by the applicable Securities Laws, the CBCA and other applicable Laws in connection with the Meeting and the Arrangement and cause a preliminary copy of the Proxy Statement/Circular to be filed with the SEC. The Company shall use its reasonable best efforts to determine as soon as practicable whether the SEC intends to review the Proxy Statement/Circular and to the extent the SEC does conduct such review, to respond to any comments by the SEC or its staff on such Proxy Statement/Circular as promptly as reasonably practicable after such filing. Parent and Acquisition Sub shall furnish all information as may be reasonably requested by the Company in connection with any such action and the preparation, filing and distribution of the Proxy Statement/Circular. As promptly as reasonably practicable after (i) the SEC or its staff advises the Company that it either does not intend to review the Proxy Statement/Circular or has no further comments on the Proxy Statement/Circular, as applicable, and (ii) receipt of the Interim Order, the Company shall use its reasonable best efforts to cause the final version of the Proxy Statement/Circular to be (A) sent to the Shareholders as of the record date for the Meeting and any other Person required by the Interim Order and applicable Laws and (B) filed as required by the Interim Order and applicable Laws. Parent and its counsel shall be given a reasonable opportunity to review all drafts of the Proxy Statement/Circular and all other documentation contemplated by this Section 2.05 (including the Proxy Statement/Circular prior to its filing with the SEC and its being sent to Shareholders and the form of proxy and any correspondence with the SEC) and comment thereon and the Company shall consider (acting reasonably) all of the Parent’s comments and Parent shall be provided a final copy thereof promptly following its completion, recognizing in the case of the Proxy Statement/Circular that the content, preparation and delivery of the Proxy Statement/Circular is primarily the responsibility of the Company.

Notwithstanding the preceding sentence, all information concerning Parent and Acquisition Sub in the Proxy Statement/Circular or such other documents shall be in form and substance reasonably satisfactory to the Parent.
     SECTION 2.06. Securities and Corporate Compliance.
     (a) Each of Parent, Acquisition Sub and the Company shall furnish to the other all such information concerning it, its respective Affiliates and its respective shareholders and, in the case of the Company, the Optionholders, as may be reasonably required to effect the actions described in Section 2.02, Section 2.04 and Section 2.05 and this Section 2.06, and each covenants that no information furnished by it in connection with such actions will contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished or to be used.
     (b) Each of Parent, Acquisition Sub and the Company shall promptly notify the other Parties if at any time before the Effective Time it becomes aware that the Proxy Statement/Circular or any application for an Order hereunder contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Proxy Statement/Circular or such application. In any such event, Parent, Acquisition Sub and the Company shall cooperate in the preparation of a supplement or amendment to the Proxy Statement/Circular or such other document, as required and as the case may be, and, if required by applicable Law or the Court, shall cause the same to be distributed to the Shareholders and filed with the SEC, the OSC and any applicable securities regulatory authorities of the other provinces and territories of Canada.
     (c) The Company shall ensure that the Proxy Statement/Circular and the manner in which it is sent to Shareholders complies in all material respects with all applicable Laws and, without limiting the generality of the foregoing, that the Proxy Statement/Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by Parent or Acquisition Sub). Without limiting the generality of the foregoing, the Company shall ensure that the Proxy Statement/Circular provides Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Meeting.
     SECTION 2.07. Depositary. The Company shall permit the Transfer Agent for Common Shares to act as Depositary in connection with the Transactions and instruct the Transfer Agent to furnish to Parent (and such Persons as it may designate) at such times as it may reasonably request such information and provide to Parent (and such Persons as it may designate) such other assistance as it may reasonably request in connection with the implementation and completion of the Transactions.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except as Disclosed Publicly prior to the date hereof (other than in the case of the matters covered in Sections 3.01, 3.02, 3.03, 3.21 and 3.22 which shall not be subject to such qualification), or as set forth in the disclosure schedule of the Company dated the date hereof (the “Company Disclosure Schedule”), the Company hereby represents and warrants to Parent and Acquisition Sub as follows:
     SECTION 3.01. Authority. The Company has the corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Arrangement and the Transactions have been duly authorized by its Board of Directors and, except for Shareholder approval of the Arrangement Resolution, the Interim Order and the Final Order and the approval by the Company’s Board of Directors of the Proxy Statement/Circular, no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement or the Transactions. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to the qualification that such enforceability is subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity. As of the date hereof, the Company’s Board of Directors has adopted resolutions: (i) authorizing and approving this Agreement and the Arrangement and the Transactions; (ii) authorizing the Company to execute and deliver this Agreement; (iii) authorizing the Company to consummate the Transactions on the terms set forth herein and in the Plan of Arrangement; (iv) determining that the Plan of Arrangement is fair to the Shareholders and is in the best interests of the Company; (v) directing that the Arrangement Resolution be submitted to a vote at a meeting of Shareholders; and (vi) recommending that Shareholders approve the Arrangement Resolution.
     SECTION 3.02. Organization and Qualification. The Company and each of its Subsidiaries has been duly incorporated or formed under all applicable Laws of its jurisdiction of incorporation or formation, is validly existing and has all necessary corporate or organizational power and authority to own its property and assets and to carry on its business as currently owned and conducted, except as would not have, individually or in the aggregate, a Material Adverse Effect. The Company and each of its Subsidiaries is duly registered, qualified or otherwise authorized to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration, qualification or authorization necessary, except where the failure to be so registered, qualified or in good standing or otherwise authorized to do business would not have, individually or in the aggregate, a Material Adverse Effect. The Company and each of its Subsidiaries is not subject to any liquidation, administrative, bankruptcy or similar proceedings and has not entered into any composition or arrangement, within the meaning of applicable Laws, with its creditors. The Company and its Subsidiaries do not hold or own any securities or have any equity interest in any other Person (other than a Subsidiary) that is material to the Company. All of the Company’s Subsidiaries are wholly owned by the Company. All of the outstanding shares or other equity interests of the Company’s Subsidiaries which are held directly or indirectly by the Company are validly issued, fully paid and non-assessable and are owned directly or indirectly by the Company free and clear of all Encumbrances held by third parties. There are no options, warrants, conversion privileges or other rights, agreements, arrangements, entitlements, understandings or commitments (pre-emptive, contingent or otherwise) regarding the right to acquire any shares, other ownership interests or other securities in any of the Company’s Subsidiaries.
     SECTION 3.03. Capitalization.
     (a) The authorized capital of the Company consists of an unlimited number of Common Shares, an unlimited number of first preferred shares (issuable in series) and an unlimited number of second preferred shares (issuable in series). At the close of business on February 9, 2007, 75,191,430 Common Shares were issued and outstanding, and there were no preferred shares outstanding.
     (b) The Company Disclosure Schedule sets forth a listing of all Options, SARs, DSUs, SPAUs and PSUs outstanding as of the date hereof, and if applicable, the exercise price, vested status and expiration dates therefor.
     (c) Except as set forth above in Section 3.03(a) and Section 3.03(b), as of the date hereof, there were no other options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating the Company or any Subsidiary to issue, transfer or sell any shares of the capital stock or ownership interests in the Company or any of its Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of the Company or any of its Subsidiaries. All outstanding Common Shares and the Common Shares to be issued on exercise of the Options have been duly authorized. The outstanding Common Shares are, and the Common Shares to be issued on exercise of the Options, will be when issued, validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. Other than the Common Shares, there are no securities of the Company or of any of its Subsidiaries outstanding which have the right to vote generally (or are exercisable, convertible into or exchangeable for securities having the right to vote generally) or with the Shareholders on any matter. There are no outstanding contractual or other obligations of the Company to repurchase, redeem or otherwise acquire any of their respective securities or with respect to the voting or disposition of any of their respective securities.
     SECTION 3.04. Consents and Approvals; No Conflicts. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by the Company or any Subsidiary in connection with the execution and delivery by the Company of this Agreement and the performance by it of its obligations under this Agreement, and the consummation by the Company of the Arrangement and other Transactions, other than those which are referred to in this Agreement and except for those that would not have, individually or in the aggregate, a Material Adverse Effect. The authorization of this Agreement, the execution and delivery by the Company of this Agreement and the performance by it of its obligations under this Agreement, and the consummation of the Arrangement and other Transactions will not:

     (a) result (with or without notice or the passage of time) in a violation or breach of or otherwise accelerate any rights, obligations or liabilities under, constitute a default under, or require any consent to be obtained under, any provision of:
     (i) its or any of its Subsidiaries’ certificate of incorporation, articles, by-laws or other charter documents;
     (ii) any applicable Laws (subject to obtaining the Regulatory Approvals), except to the extent that the violation or breach of, or failure to obtain any consent under, any applicable Laws, would not have, individually or in the aggregate, a Material Adverse Effect; or
     (iii) any Contract or Order to which the Company or any of its Subsidiaries is party or by which it is bound, except (A) as would not have, individually or in the aggregate, a Material Adverse Effect, or (B) for any violation, breach, acceleration, default or consent obligation caused as a result of the status, business or activities of Parent or Acquisition Sub; or
     (b) give rise to any event of default under, right of termination under, or acceleration or cancellation of, any Contract or indebtedness of the Company or any Subsidiary, or cause any such Contract to terminate or such indebtedness to come due before its stated maturity or cause any available credit of the Company or any Subsidiary to cease to be available, in each case except as would not have, individually or in the aggregate, a Material Adverse Effect.
     SECTION 3.05. Financial Statements.
     (a) The audited consolidated financial statements of the Company (including any related notes thereto) as of and for the fiscal year ended December 31, 2005 and the unaudited consolidated financial statements of the Company as of and for the nine months ended September 30, 2006 (such audited and unaudited consolidated financial statements referred to collectively as the “Financial Statements”) have been prepared in accordance with U.S. GAAP applied on a consistent basis and present fairly, in all material respects, the financial condition, cash flows and results of operation of the Company and its Subsidiaries on a consolidated and combined basis as of the respective dates thereof and for the respective periods covered thereby (except as may be indicated expressly in the notes thereto) and, in the case of unaudited statements, subject to normal year-end adjustments. Since September 30, 2006 through the date of this Agreement, there has been no material change in the Company’s accounting policies.
     (b) The Company maintains a system of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company under applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in the applicable Securities Laws. Such disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports and other filings under applicable Securities Laws is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or Persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Company maintains internal control over financial reporting. Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.
     (c) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar agreement (including any agreement or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated entity, including any structured finance, special purpose, or limited purpose entity or person, on the other hand) or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC and Section 1.8 and the instructions thereto of Form 51-102F1 of National Instrument 51-102 - Continuous Disclosure Obligations) where the result, purpose or effect of such agreement or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s financial statements or any other documents filed by the Company under applicable Securities Laws.
     SECTION 3.06. Absence of Certain Changes; Certain Liabilities and Obligations. Since September 30, 2006 and through the date hereof, (i) each of the Company and its Subsidiaries has conducted its business in all material respects in the ordinary course of business consistent with past practice; and (ii) there have not occurred any circumstances or events which would have, individually or in the aggregate, a Material Adverse Effect. Except as disclosed or referred to in the Financial Statements, and except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since September 30, 2006, as of the date hereof, none of the Company or any of its Subsidiaries has any liabilities or obligations required by U.S. GAAP to be reflected or reserved against on the Financial Statements, except for those that would not have, individually or in the aggregate, a Material Adverse Effect.
     SECTION 3.07. Litigation. As of the date hereof, there is no claim, action, proceeding or investigation that has been commenced or, to the Knowledge of the Company, threatened against the Company or any Subsidiary, as the case may be, before any Governmental Entity which would have, individually or in the aggregate, a Material Adverse Effect. As of the date hereof, none of the Company or its Subsidiaries is subject to any outstanding judgment, order, writ, injunction or decree which would have a Material Adverse Effect.
     SECTION 3.08. Compliance with Law; Licenses and Permits.
     (a) As of the date hereof, the Company and its Subsidiaries are in compliance with all applicable Laws, other than non-compliance which would not have, individually or in the aggregate, a Material Adverse Effect; provided, however, that this Section 3.08 does not address securities laws, labor and employment laws, tax laws, environmental laws and product warranty laws, which are exclusively addressed by Section 3.10, Section 3.15, Section 3.17, Section 3.18 and Section 3.19, respectively.
     (b) As of the date hereof, the Company and its Subsidiaries own, possess, or have obtained and are in compliance with, all licenses, permits, certificates, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses substantially as now conducted or as proposed to be conducted, except for where the failure to do so would not have, individually or in the aggregate, a Material Adverse Effect.

     SECTION 3.09. Contracts. Except for any default which would not have, individually or in the aggregate, a Material Adverse Effect, none of the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under: (i) any note, bond, mortgage, indenture or other instrument evidencing any indebtedness to which the Company or any of its Subsidiaries is a party; or (ii) any other Contract.
     SECTION 3.10. Securities Laws Matters. The Company has filed under applicable Securities Laws and the applicable listing standards and rules of the NYSE and the TSX true and complete copies of all forms, reports, schedules, statements and other documents required to be filed by it since January 6, 2005, and all such documents complied in all material respects at the time filed with such securities Laws, listing standards and rules. Except to the extent the information contained in any Public Disclosure Document has been amended, supplemented or superseded by a later-filed Public Disclosure Document, none of the Public Disclosure Documents contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, which individually or in the aggregate would require an amendment, supplement or correction to such Public Disclosure Documents.
     SECTION 3.11. Customer Relations. As of the date hereof, the Company has not received any written notice that any customer, supplier, distributor or sales representative intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or its Subsidiaries, which, individually or in the aggregate, would have a Material Adverse Effect.
     SECTION 3.12. Foreign Corrupt Practices. To the Knowledge of the Company, neither the Company, nor any of its Subsidiaries, nor any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has violated or is in violation of the U.S. Foreign Corrupt Practices Act of 1977 or similar Laws in any applicable jurisdiction, or made any bribe, rebate, payoff, influence payment, kickback or unlawful payment to any foreign or domestic Governmental Entity or political party, official, employee, appointee or candidate.
     SECTION 3.13. Intellectual Property. Except, in each case, as would not have, individually or in the aggregate, a Material Adverse Effect: (a) the Company and its Subsidiaries own or otherwise have the right to use all Intellectual Property used in the conduct of their business (the “Company IP”), in each case free and clear of all Encumbrances (other than Permitted Encumbrances); (b) to the Knowledge of the Company, the use of all licensed Company IP is in accordance with the terms of the applicable licenses; (c) other than matters that have been settled or otherwise resolved, to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries, including the manufacture, use or sale of products, processes and technology, has not infringed upon, misappropriated or violated, and does not infringe upon, misappropriate or violate, the rights or Intellectual Property of any other Person; (d) to the Knowledge of the Company, no other Person is challenging, infringing upon or misappropriating any Intellectual Property owned by the Company or its Subsidiaries or has or is claiming an interest in any Intellectual Property owned by the Company or its Subsidiaries; (e)

the Company and its Subsidiaries have taken reasonable steps (in accordance with industry standards) to protect the Company IP owned by the Company and its Subsidiaries, including reasonable steps to prevent unauthorized use or disclosure of any trade secrets, confidential information and know how possessed by the Company and its Subsidiaries; and (f) the information and communications technologies systems used by the Company and its Subsidiaries are in effective working order, and the Company and its Subsidiaries have in place appropriate (in accordance with industry standards) virus and intrusion protections and back-up and disaster recover plans, procedures and facilities to ensure the continuing availability and operation of such systems and the data contained therein.
     SECTION 3.14. Property.
     (a) The Company and each of its Subsidiaries has good and, in the case of real property, marketable title to, or, in the case of leased properties and assets, valid leasehold or other possessory interests in, all of its real property and tangible property, except where the failure to have such title or leasehold or other possessory interests would not have, individually or in the aggregate, a Material Adverse Effect, in each case subject to no Encumbrances except Permitted Encumbrances.
     (b) Except as would not have, individually or in the aggregate, a Material Adverse Effect, each material lease of tangible property is in full force and effect and is valid, binding and enforceable against the Company and each of its Subsidiaries party thereto, and to the Knowledge of the Company, each other party thereto. Neither the Company nor any Subsidiary is currently party to any Contract to sell, transfer or otherwise dispose of any material real property or to acquire or lease any other material real property or interest therein. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received a written notice of default under any material leases of real and tangible property to which they are a party, except for (i) defaults for which the grace or cure period has not expired and which are reasonably capable of cure during the cure period, (ii) defaults which have been cured or (iii) defaults which would not have, individually or in the aggregate, a Material Adverse Effect.
     (c) Except as would not have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries has received any written notice that any condemnation, expropriation, nationalization, forced sale or eminent domain proceedings are pending or threatened with respect to any material real property owned by the Company or its Subsidiaries.
     SECTION 3.15. Labor Relations and Other Employment Matters.
     (a) Except as disclosed in Schedule 3.15 of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries is a party to any Contract or has made any commitment providing for severance or termination payments to, or any employment or incentive Contract or other arrangement in respect of the Transaction with, any executive listed as a “Named Executive Officer” in the Company’s Proxy Statement for the 2006 Annual Meeting of Shareholders, as amended.
     (b) Except as would not have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries are in compliance with all applicable Laws with respect to employment and labor, including employment and labor standards, occupational health and safety, employment equity, pay equity, workers’ compensation, social security, human rights and labor relations, and there are no current, pending or, to the Knowledge of the Company, threatened proceedings before any Governmental Entity with respect to any of the areas listed herein.
     (c) Parent has been provided with access to true and complete copies of all collective bargaining agreements and other agreements with trade unions, work councils and other employee representatives to which the Company or its Subsidiaries is a party (the “Collective Agreements”). Schedule 3.15 of the Company Disclosure Schedule lists the jurisdictions where employees of the Company or its Subsidiaries are represented by a works’ council or similar labor organization. To the Knowledge of the Company, there are no overtly threatened union organizing activities involving employees of the Company or any of its Subsidiaries not already covered by the Collective Agreements that would have, individually or in the aggregate, a Material Adverse Effect. None of the Company or any of its Subsidiaries, is in violation of any material provision under any Collective Agreement. There is no strike or lock out occurring or, to the Knowledge of the Company, threatened affecting the Company or any of its Subsidiaries.
     SECTION 3.16. Employee Benefit Plans.
     (a) Except as would not have, individually or in the aggregate, a Material Adverse Effect, the Company and each of its ERISA Affiliates has complied with the terms of all agreements and all applicable Laws relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, with respect to which the Company or any of its ERISA Affiliates sponsors, administers or has any liability to make contributions or provide benefits (collectively referred to as “Applicable Plans”).
     (b) No step has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Applicable Plan under applicable Laws being ordered or required to be terminated or wound up in whole or in part or having its registration, qualification or tax exemption under applicable Law refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority or being required to pay any material taxes, fees, penalties or levies under applicable Laws. There are no actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, investigations, arbitrations or other proceedings which are pending or, to the Knowledge of the Company, threatened in respect of any of the Applicable Plans or their assets which would have, individually or in the aggregate, a Material Adverse Effect.
     (c) Except as would not have, individually or in the aggregate, a Material Adverse Effect (i) neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in conjunction with any other event, including termination of employment) result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of the Company or any of its ERISA Affiliates; (ii) the Company and each ERISA Affiliate has made all contributions required under applicable Law to fund their liabilities in respect of any Applicable Plan including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies, where applicable; and (iii) none of the Applicable Plans provide post-retirement health care continuation coverage and/or other benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependents of such employees (except with respect to beneficiaries and dependents to the extent required under applicable Law).
     SECTION 3.17. Tax Matters. Except as would not have, individually or in the aggregate, a Material Adverse Effect:
     (a) All Tax Returns required to be filed by the Company and its Subsidiaries have been filed in the prescribed form and within the prescribed time and all such Tax Returns are true, complete and correct;
     (b) Each of the Company and its Subsidiaries has duly and timely paid all Taxes due and payable whether or not shown on any Tax Return, including all installments on account of Taxes for the current year;
     (c) There are no Encumbrances for Taxes against the Company or any of its Subsidiaries, other than Permitted Encumbrances;
     (d) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;
     (e) Other than the Tax Sharing and Disaffiliation Agreement between Alcan Inc., Novelis Inc., ArcusTarget Inc., Alcan Corporation and Novelis Corporation, dated January 5, 2005 (the “Tax Sharing and Disaffiliation Agreement”), there are no Tax sharing agreements (or similar agreements) under which the Company or any of its Subsidiaries could be liable for the Tax liability of an entity that is none of the Company or its Subsidiaries;
     (f) Neither the Company nor any of its Subsidiaries has knowingly taken any action (or has knowingly omitted taking any action) that would reasonably be expected to result in: (i) a liability for Taxes of the Company or any of its Subsidiaries in connection with the transactions described in the advance income tax ruling received by Alcan from the Canada Revenue Agency on December 15, 2004; (ii) a liability for Taxes or an obligation for the Company or any of its Subsidiaries to indemnify Alcan for Taxes under the Tax Sharing and Disaffiliation Agreement; or (iii) Tax consequences to the Company and its Subsidiaries different from those described in the tax ruling referred to in clause (i) above;
     (g) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has entered into any transaction that would result in a liability for Taxes or an adjustment resulting in a liability for Taxes to the Company or such Subsidiaries pursuant to a transfer pricing or similar provision of any applicable Law of any jurisdiction that requires the value of the consideration paid or received for the acquisition, sale, transfer or other disposition of property (including intangibles) or services (including financial transactions) to be the fair value of such property or services in the case of transactions with (i) in the case of Income Tax Act (Canada), Persons not resident in Canada dealing at non-arm’s length; (ii) in the case of the Code, related Persons; or (iii) in any case, Persons who have a relationship similar to (i) or (ii) based on the criteria imposed by applicable Law;

     (h) No deficiencies exist or, to the Knowledge of the Company, have been asserted with respect to Taxes of the Company or any of its Subsidiaries; and none of the Company or any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the Knowledge of the Company, has such an event been asserted or threatened against the Company or any of its Subsidiaries, or any of their respective assets;
     (i) Each of the Company and its Subsidiaries has duly and timely withheld all Taxes required by Law to be withheld by it (including Taxes required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account of any Person, including any employees, officers or directors and any non-resident Person) and has duly and timely remitted to the appropriate tax authority such Taxes and other amounts required by Law to be remitted by it; and
     (j) The Company and its Subsidiaries have duly and timely collected all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by them and have duly and timely remitted to the appropriate authority any such amounts required by Law to be remitted by them.
     SECTION 3.18. Environmental. Except as would not have, individually or in the aggregate, a Material Adverse Effect:
     (a) All operations of the Company and its Subsidiaries are in compliance with all applicable Laws relating to the protection of the environment, health or safety (collectively “Environmental Laws”);
     (b) None of the Company or any of its Subsidiaries: (i) is subject to any proceeding or order which relates to environmental, health or safety matters, and which would require any material work, repairs, construction or expenditures; (ii) has received any demand, notice, request for information or written communication alleging the breach of or liability under any Environmental Law, including with respect to any regulations respecting the use, storage, treatment, transportation, Release or disposition of any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law (“Hazardous Substances”); or (iii) has received written notice, or to the Knowledge of the Company is aware, of any requirement that is proposed for adoption or implementation under any Environmental Law that would be applicable to the operations of the Company or any of its Subsidiaries and which may require any material expenditure;
     (c) (i) The Company and each of its Subsidiaries have obtained and are in compliance with all permits, licenses, emissions credits or allowances and any other authorizations of any Governmental Entity pursuant to Environmental Law (collectively, “Environmental Permits”) necessary for their operations as currently conducted, (ii) all such Environmental Permits are valid and in good standing, and (iii) none of the Company or any Subsidiary is aware of or has been advised by any Governmental Entity of any actual or potential change in the status or terms and conditions of any Environmental Permit;

     (d) There are no Environmental Claims pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries or against any property or operations that the Company or any of its Subsidiaries owns, leases, or operates, in whole or in part, or, to the Knowledge of the Company, formerly owned, leased or operated, in whole or in part; and
     (e) There have been no Releases of any Hazardous Substances that would reasonably be expected to form the basis of any Environmental Claim against the Company or any of its Subsidiaries or against any Person whose liabilities for such Environmental Claims the Company or any of its Subsidiaries has or may have, retained or assumed, either contractually or by operation of Law.
     SECTION 3.19. Product Warranty Matters. To the Knowledge of the Company, except as would not have, individually or in the aggregate, a Material Adverse Effect (a) all products sold by the Company and its Subsidiaries since January 6, 2005, have been in conformity with all applicable contractual commitments and all express and implied warranties, and none of the Company or its Subsidiaries has any liability for replacement thereof or other damages in connection therewith and (b) there is no pending or threatened recall or investigation of any product manufactured, sold, leased or delivered by any of the Company or its Subsidiaries since January 6, 2005.
     SECTION 3.20. Affiliate Transactions. There are no material contracts or other material transactions between the Company or any of its Subsidiaries, on the one hand, and (i) any officer or director of the Company or any of its Subsidiaries, or (ii) to the Knowledge of the Company, any Affiliate or Associate, other than the Company or any of its Subsidiaries, of any such officer or director on the other hand.
     SECTION 3.21. Opinions of Financial Advisors. The Board of Directors of the Company has received from each of its financial advisors, Morgan Stanley & Co. Incorporated and Evercore Partners, an opinion, dated the date of this Agreement, to the effect that, as of such date, the Purchase Price to be received pursuant to this Agreement is fair to the Shareholders from a financial point of view and as of the date hereof such opinions have not been withdrawn, amended or modified.
     SECTION 3.22. Rights Plan. The Board of Directors of the Company has resolved to defer the “Separation Time” (as defined in the Rights Plan) so that neither the execution, delivery or performance of this Agreement nor the consummation of the Transactions will cause the Rights (as defined in the Rights Plan) to become exercisable.
     SECTION 3.23. Disclaimer. Notwithstanding anything in this Agreement to the contrary, the Company makes no (and shall not be deemed to make any) representation or warranty to Parent or Acquisition Sub other than as set forth in this Article III and Section 8.01.
     SECTION 3.24. Company Disclosure Schedule. The Company Disclosure Schedule is arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article III with the disclosures in any section or subsection of such schedule qualifying the corresponding section or subsection in Article III, as well as any other section or subsection of Article III if the relevance of the disclosed item to such other section or subsection is reasonably apparent; provided that notwithstanding any other provision hereof, only the disclosures specifically set forth in Schedule 3.03 of the Company Disclosure Schedule shall qualify the representations and warranties contained in Section 3.03.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF
THE PARENT AND ACQUISITION SUB
     Parent and Acquisition Sub jointly and severally represent and warrant to the Company as follows:
     SECTION 4.01. Parent Formation. Parent has been duly incorporated or formed under the laws of India and is validly existing and has the corporate power and authority to own its assets and conduct its business.
     SECTION 4.02. Acquisition Sub Formation. Acquisition Sub has been duly incorporated under the laws of Canada, is validly existing, and has the corporate power and authority to own its assets and conduct its business, was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations solely as contemplated hereby.
     SECTION 4.03. Ownership. All of the outstanding shares of Acquisition Sub are held directly or indirectly by Parent and its Affiliates.
     SECTION 4.04. Authority. Each of Parent and Acquisition Sub has the necessary corporate power, authority and capacity to enter into this Agreement and to perform its respective obligations hereunder. The execution and delivery of this Agreement by Parent and Acquisition Sub and the consummation of the Arrangement and the Transactions have been duly authorized by the boards of directors of Parent and Acquisition Sub, respectively, and no other corporate proceedings on the part of Parent or Acquisition Sub are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Parent and Acquisition Sub and constitutes a valid and binding obligation of each of them, enforceable against each in accordance with its terms, subject to applicable bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity.
     SECTION 4.05. Authorization. The authorization of this Agreement, the execution and delivery by Parent and Acquisition Sub of this Agreement and the performance by Parent and Acquisition Sub of their respective obligations hereunder and the consummation of the Arrangement and the Transactions, will not result (with or without notice or the passage of time) in violation or breach of, or constitute a default under any provision of: (i) the organizational documents of Parent or Acquisition Sub; (ii) subject to obtaining any necessary consent to the Arrangement and the Regulatory Approvals listed in Schedule A, any approval, order or authorization of a Governmental Entity, or any other applicable Law or Order; or (iii) any material contract or agreement to which Parent or any Subsidiary is a party or by which either of them is bound, except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business or financial condition of Parent and its

Subsidiaries taken as a whole or on the ability of Parent or Acquisition Sub to perform its obligations under this Agreement.
     SECTION 4.06. No Governmental Consent. No material consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by Parent or any Subsidiary in connection with the execution and delivery of this Agreement and the performance by it of its obligations under this Agreement, and the consummation by it of the Arrangement, other than those which are contemplated by this Agreement and the Regulatory Approvals listed in Schedule A.
     SECTION 4.07. Availability of Funds. Parent has delivered to the Company true, correct and complete copies of executed commitment letters (as the same may be amended or replaced pursuant to Section 5.12, the “Commitment Letters”), pursuant to which the lender parties thereto have agreed, subject to the terms and conditions thereof, to provide or cause to be provided the debt amounts set forth therein. As of the date hereof, none of the Commitment Letters has been amended or modified, and none of the respective commitments contained in the Commitment Letters have been withdrawn, terminated or rescinded in whole or in part. As of the date hereof, the Commitment Letters are in full force and effect. As of the date hereof, there are no conditions precedent or other contingencies related to the funding of the full amount of the financing provided for in the Commitment Letters other than as specified in the Commitment Letters. As of the date hereof, neither Parent nor Acquisition Sub has any expectation that any of the conditions set forth in the Commitment Letters will not be satisfied. Parent has furnished to the Company and its Representatives prior to the date hereof, documentation and evidence of the availability of additional funds, which together with the financing provided for in the Commitment Letters, are necessary to make the payments referenced in the following sentence. Parent and Acquisition Sub will have available funds at the time required in the Plan of Arrangement sufficient to (a) pay the Purchase Price and the fees and expenses of Parent and Acquisition Sub related to the Transactions, (b) if the Credit Agreement is not amended in accordance with the requirements set forth in the Commitment Letters, prepay all outstanding indebtedness and all other amounts then due and owing under the Credit Agreement, (c) if required under the terms thereof, repay, retire or redeem the Senior Notes, (d) redeem, retire or prepay any other indebtedness required to be redeemed, retired or prepaid under the Commitment Letters, (e) pay fees and expenses related to the financings provided for in the Commitment Letters and (f) pay any other fees, expenses, redemption premiums, penalties, charges or other required amounts in connection with the redemption, retirement or prepayment of the Company’s outstanding indebtedness in connection with the Transactions. As of the date hereof, Parent and Acquisition Sub know of no circumstance or condition that could be reasonably expected to prevent the availability at the time required in the Plan of Arrangement of such funds, including, without limitation, (i) the compliance with all applicable Laws and regulations of India and (ii) any and all requirements under applicable Law with respect to shareholder or lender consents, the due filing of all reports and returns with the Reserve Bank of India or authorized dealers, as applicable, and the giving of all applicable notifications.
     SECTION 4.08. Common Shares. The Parent does not own, or have control or direction over, any Common Shares and is not a party to any agreement, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any Common Shares.

     SECTION 4.09. Litigation. As of the date of this Agreement, there is no claim, action, suit, proceeding, arbitration, mediation or governmental investigation pending or, to the knowledge of Parent or Acquisition Sub, threatened against or relating to Parent or Acquisition Sub or any of their respective Subsidiaries or any properties or assets of Parent or Acquisition Sub or any of their respective Subsidiaries, other than any such claim, action, suit, proceeding, arbitration, mediation or governmental investigation that would not reasonably be expected to prevent or materially delay the consummation of the Transactions. As of the date of this Agreement, none of Parent, Acquisition Sub or any of their respective Subsidiaries nor any of their respective properties or assets is subject to any outstanding order, writ, injunction or decree except for those that would not reasonably be expected to prevent or materially delay the consummation of the Transactions.
     SECTION 4.10. Disclaimer Notwithstanding anything in this Agreement to the contrary, neither Parent nor the Acquisition Sub makes (and shall not be deemed to make) any representation or warranty to the Company, except as set forth in this Article IV.
ARTICLE V
COVENANTS
     SECTION 5.01. Conduct of Business During Pre-Effective Date Period. During the Pre-Effective Date Period, without the consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or as otherwise expressly contemplated or specifically permitted by this Agreement, the Company shall cause the business of the Company and its Subsidiaries to be conducted substantially in the ordinary course of business and consistent with past practice, and the Company shall use its reasonable best efforts to preserve the goodwill of such entities, including preserving the current relationships of the Company and its Subsidiaries with customers, suppliers, distributors, joint venture partners, licensors, employees and other Persons with which the Company or any Subsidiary has significant business relations.
     SECTION 5.02. Operational Covenants. Without limiting the generality of the foregoing, except in each case (i) as expressly set forth in Schedule 5.02 of the Company Disclosure Schedule, (ii) as expressly contemplated, permitted or required by this Agreement, (iii) as required by Law or (iv) as consented to by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company agrees that during the Pre-Effective Date Period, the Company shall and shall cause each of the Company’s Subsidiaries to:
     (a) not split, consolidate or reclassify any of the outstanding securities of the Company or any of its Subsidiaries nor undertake any other capital reorganization, nor declare, set aside or pay any dividends on, reduce capital or make any other distributions on or in respect of the outstanding securities of the Company or any of its Subsidiaries other than quarterly cash dividends or distributions on the Common Shares or DSUs in accordance with the Company’s past practice and dividend policy, or dividends or other distributions by a direct or indirect wholly-owned Subsidiary to the Company or another wholly-owned Subsidiary;
     (b) not amend or modify the articles of incorporation or by-laws or other organizational documents of the Company or any of its Subsidiaries, as the case may be, the terms of any of the outstanding securities (or rights to acquire them), or any outstanding indebtedness and credit facilities of the Company or any of its Subsidiaries;
     (c) subject to (i) below, not issue any securities (other than the issuance of Common Shares upon the exercise of currently outstanding rights to acquire Common Shares set forth on Schedule 3.03 of the Company Disclosure Schedule) or new options to acquire the capital stock of the Company, or redeem, offer to purchase or purchase any of its outstanding securities, other than pursuant to any existing Contract set forth on Schedule 3.03 of the Company Disclosure Schedule;
     (d) subject to (g) below and except for the Transactions, not enter into, adopt or consummate any liquidation, dissolution, merger, amalgamation, arrangement, consolidation or reorganization of the Company or any of its Subsidiaries;
     (e) subject to applicable Laws, (i) not enter into, terminate, amend, or waive any material term of any material Contract other than in the ordinary course of business, (ii) not enter into or extend the term or scope of any Contract that purports to restrict the Company or any of its Subsidiaries or Affiliates, from engaging in any line of business or in any geographic area, and (iii) not enter into any material Contract that would be breached by, or require the consent of any third party in order to continue in full force following, the consummation of the Transactions; provided that the Company shall advise Parent prior to entering into, amending, terminating or waiving any material term of any Significant Metal Supply Agreement or Significant Customer Contract;
     (f) not enter into, adopt, amend, vary, modify or take any other action with respect to any bonus, profit sharing, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, trust, fund, or arrangement for the benefit or welfare of any employee, except, in each case, (i) for any increases in the compensation or benefits (A) in the ordinary course of business and consistent with past practice, (B) in accordance with annual merit salary or bonus increases, or (C) as required by Contract (provided that in the case of the Company’s directors and executive officers, such Contracts are set forth on Schedule 5.10 of the Company Disclosure Schedule), or (ii) for any new hires where annual base salary does not exceed $350,000, with respect to employees located in North America, or $400,000, with respect to employees located outside of North America;
     (g) subject to Section 5.04, not sell, lease, encumber or otherwise dispose of any capital assets or group of related capital assets other than obsolete equipment (through one or more related or unrelated transactions) having a value in excess of $20,000,000 in the aggregate for all such transactions;
     (h) other than borrowings under existing lines of credit and revolving credit facilities in the ordinary course of business (or any refinancing of such existing lines not to exceed their current limits) or indebtedness owing to, or guarantees of indebtedness owing to, the Company or any Subsidiary, not incur or commit to incur any indebtedness for borrowed money or issue any debt securities, incur or commit to incur, or guarantee, endorse or otherwise become responsible for any other material liability, obligation or indemnity or the obligations of any other Person or other business organization, or make any loans or advances except to the Company or wholly-owned Subsidiaries;
     (i) not grant or amend the terms of any Options, SARs, DSUs, PSUs, SPAUs or similar incentives except, in each case, as specifically required by Contracts set forth on Schedule 3.03 of the Company Disclosure Schedule;
     (j) except in the ordinary course of business and consistent with past practice, not waive, release, assign, settle or compromise any material claims, litigation or arbitration or other material legal rights, not satisfy any material liabilities substantially prior to the same being due, and other than in the ordinary course of business, not enter into any interest rate, currency or commodity swaps, hedges, or similar financial instruments;
     (k) not incur, or commit to, capital expenditures: (i) other than capital expenditures contemplated by the Company’s budget or capital plan for 2007, or (ii) otherwise not in excess of $35,000,000 in the aggregate (provided that the Company shall advise Parent in advance of incurring or committing to any capital expenditures in excess of $15,000,000 in the aggregate);
     (l) not make any changes to existing accounting policies unless required by U.S. GAAP, or as recommended by the Company’s independently registered public accountants, or pursuant to written instructions, comments or orders from the SEC, the OSC or any applicable securities regulatory authority of the other provinces and territories of Canada;
     (m) subject to Section 5.04, not acquire or agree to acquire (by merger, amalgamation, acquisition of stock or assets or otherwise) any Person or other business organization or division other than (i) acquisitions for consideration that is individually not in excess of $5,000,000, or in the aggregate, not in excess of $10,000,000 and (ii) capital expenditures to the extent otherwise permitted by this Agreement;
     (n) not make, rescind or change any material election with respect to Taxes or file any material amended Tax Return, settle any material Tax claim or dispute or waive or extend the statute of limitations relating to any Taxes of the Company or any Subsidiary, or other than in the ordinary course of business and consistent with past practice, enter into any closing agreement regarding Taxes, surrender any right to claim a material tax refund or amend any of its transfer pricing policies;
     (o) not amend the Rights Plan or adopt, approve or implement any other shareholder rights plan or similar poison pill arrangement, other than in connection with a Superior Proposal;
     (p) not take any materially adverse employment actions outside the ordinary course of business, including mass redundancies, and including with respect to the employees of the Company and its Subsidiaries employed in Europe, except in consultation with the applicable works councils of the European Community member nations, the European works council, and the United Kingdom works council; or
     (q) not authorize or enter into any agreement or commitment to do any of the things prohibited by any of the foregoing subparagraphs.

     In the event that the Company proposes to take an action not otherwise permitted by Section 5.02 of this Agreement, or proposes to decline to take an action otherwise required by Section 5.01 of this Agreement, the Company will request the consent of Parent to such action, or inaction, as the case may be, in accordance with the procedures set forth in the Company Disclosure Schedule (the “Consent Procedures”). Each of the Company and Parent agree to comply in good faith with the Consent Procedures.
     SECTION 5.03. Other Covenants of the Company. During the Pre-Effective Date Period, the Company shall:
     (a) carry out the terms of the Interim Order and the Final Order applicable to it;
     (b) provide Parent with a copy of any purported exercise of the Dissent Rights and written communications with any holders exercising or purporting to exercise Dissent Rights; and not settle or compromise any Dissent Rights claim brought by any holder of any of its securities in connection with the Transactions; and
     (c) advise Parent as reasonably requested prior to the Meeting as to the aggregate tally of the proxies and votes received in respect of the Meeting and all matters to be considered at such meeting.
     SECTION 5.04. Company Covenants Regarding Non-Solicitation.
     (a) The Company agrees that neither it nor any of its Subsidiaries nor any of its and their respective directors or officers shall, and the Company and its Subsidiaries shall use its reasonable best efforts to cause their respective Representatives not to, (i) directly or indirectly solicit, initiate or knowingly encourage or knowingly facilitate any Acquisition Proposal or the making or consummation thereof, or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information in connection with, any Acquisition Proposal. The Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal. The Company agrees not to release any third party from, waive or otherwise forbear in the enforcement of any confidentiality, non-solicitation or standstill agreement to which the Company and such third party are parties, provided that the foregoing shall not prevent the Board of Directors of the Company from considering and accepting any Superior Proposal that might be made by any such third party if the provisions of this Agreement are complied with. The Company shall immediately cease to provide any other Person with access to information concerning the Company and its Subsidiaries and shall immediately request the return and/or destruction of all information provided to any third parties that have entered into a confidentiality agreement with the Company relating to any potential Acquisition Proposal and shall use all reasonable efforts to ensure that such requests are honored. Notwithstanding the foregoing, at any time prior to obtaining the Company Shareholder Approval, in response to an Acquisition Proposal made without violation of this Section 5.04 that the Board of Directors of the Company or any committee thereof determines in good faith (after consultation with its legal advisors and its financial advisors) constitutes or is reasonably likely to lead to a Superior Proposal, the Company may, subject to compliance with this Section 5.04, (A) provide access to its properties, books, records and personnel and furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal (and its Representatives), provided that prior to any such access or furnishing of information the Company shall enter into a customary confidentiality and standstill agreement with such person which is no more favorable to such person than the confidentiality agreement between the Company and the Parent dated September 26, 2006, and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal (and its Representatives) regarding such Acquisition Proposal.
     (b) Neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw, modify or qualify in any manner adverse to Parent or Acquisition Sub the Company Recommendation (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”); (ii) approve, adopt or recommend an Acquisition Proposal (any action described in this clause (ii) relating to a Superior Proposal being referred to as a “Superior Proposal Recommendation”); or (iii) allow the Company or any of its Subsidiaries to enter into any binding agreement effecting or in connection with an Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.04(a)) (any agreement described in this clause (iii) relating to a Superior Proposal being referred to as a “Superior Proposal Agreement”). Notwithstanding the foregoing, at any time prior to obtaining the Company Shareholder Approval and subject to Section 5.04(c):
     (i) the Board of Directors of the Company may effect a Company Adverse Recommendation Change if the Board has determined in good faith (after consultation with its legal advisors and its financial advisors) that the failure to effect a Company Adverse Recommendation Change (regardless of the existence of a Superior Proposal) would not be in the best interests of the Company; provided that the Company shall not be relieved of its obligations to proceed to call and hold the Meeting and to hold the vote on the Arrangement Resolution except in circumstances where this Agreement has been terminated in accordance with its terms;
     (ii) if the Board of Directors of the Company or such committee, as the case may be, determines that the failure to do so would not be in the best interests of the Company, the Board of Directors of the Company may, in response to an Acquisition Proposal that the Board of Directors of the Company determines in good faith (after consultation with its legal advisors and its financial advisors) constitutes or is reasonably likely to lead to a Superior Proposal and that did not otherwise result from a breach of this Section 5.04, make a Company Adverse Recommendation Change, and/or a Superior Proposal Recommendation and/or cause the Company to enter into a Superior Proposal Agreement; provided, however, that the Board of Directors shall not be entitled to exercise its right to make a Company Adverse Recommendation Change, or a Superior Proposal Recommendation or cause the Company to enter into a Superior Proposal Agreement as provided under this clause (ii) unless: (A) the Company has complied in all material respects with this Section 5.04, (B) the Company has provided to Parent three Business Days’ prior written notice (such notice, a “Notice of Superior Proposal”) advising Parent that the Board of Directors of the Company intends to take such action and specifying the reasons therefor, including the terms and conditions of any Superior Proposal that is the basis of the proposed action by the Board of Directors of the Company (it being understood and agreed that any material amendment to the financial terms or any other material term of any such Superior Proposal shall require a new Notice of Superior Proposal and a new three Business Day period), (C) the Company has, during such three Business Day period, if requested by Parent, afforded the Parent a reasonable opportunity (but not obligation) to amend this Agreement in such a manner that any Acquisition Proposal which was determined to constitute a Superior Proposal no longer is a Superior Proposal, (D) if the Parent has agreed to amend this Agreement, the Board of Directors of the Company shall have considered the terms of the amendment to determine whether such Acquisition Proposal continues to constitute a Superior Proposal and (E) at the end of such three Business Day period, such Acquisition Proposal has not been withdrawn and continues to constitute a Superior Proposal (taking into account any changes to the financial and other terms of this Agreement agreed to by Parent following a Notice of Superior Proposal, as a result of the opportunity afforded by clause (C)); and
     (iii) if the three Business Day period referred to in clause (ii) above would not terminate before the date fixed for the Meeting, the Company shall adjourn the Meeting to a date that is at least one Business Day after the expiration of the three Business Day period.
     (c) In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 5.04, the Company shall as promptly as practicable (and in any event within one (1) Business Day after receipt) advise Parent orally and in writing of any Acquisition Proposal and the material terms and conditions of any such Acquisition Proposal and the identity of the Person making such proposal.
     (d) Nothing contained in this Section 5.04 shall prohibit the Company from taking and disclosing to its Shareholders a position contemplated by Rule 14e-2(a) (2) or (3) under the Exchange Act or making a statement required under Rule 14d-9 under the Exchange Act.
     SECTION 5.05. Access to Information; Confidentiality.
     (a) Subject to applicable Law and the terms of any Contracts, upon reasonable notice, the Company agrees to provide Parent and its Representatives with reasonable access (without disruption to the conduct of the Company’s business) during normal business hours to all books, records, information and files in its possession and control and access to its personnel on an as reasonably requested basis as well as reasonable access to the properties of the Company and its Subsidiaries in order to allow Parent to conduct such investigations as Parent may consider necessary for strategic and transition planning. Any investigation by a Party and its advisors shall not mitigate, diminish or affect the representations and warranties of the other Party contained in this Agreement or any document or certificate given pursuant hereto. In the case of any Contracts which restrict the provision of information to the Parent, the Company shall at the request of Parent use its reasonable best efforts to obtain the consent of the applicable third party to the disclosure of any information requested by the Parent.
     (b) Parent acknowledges that certain information provided to it prior to the execution of this Agreement or under Section 5.05(a) may be confidential and/or proprietary in nature (the “Information”) and except as permitted by the confidentiality agreement entered into by the Parent and the Company, Parent shall keep the Information confidential and shall not, without the prior consent of the Company, disclose it and shall not use it for any purpose other than those contemplated herein.
     SECTION 5.06. Indemnification.
     (a) From and after the Effective Date, Parent shall, and shall cause the Company (or its successor) to, indemnify the directors and officers (or their equivalents) of the Company and its Subsidiaries to the fullest extent to which Parent and the Company and the Subsidiaries are permitted to indemnify such officers and directors (or their equivalents) under their respective organizational documents and applicable Laws and such obligations shall survive the Arrangement and shall continue in full force and effect in accordance with the terms of such organizational documents from the Effective Date.
     (b) From and after the Effective Date, Parent shall cause the Company to, and the Company shall, maintain in effect for six years from the Effective Date, the Company’s current directors’ and officers’ liability insurance policies covering acts or omissions occurring at or prior to the Effective Date (“D&O Insurance”) with respect to those Persons who are currently (and any additional Persons who prior to the Effective Date become) directors and officers of the Company that is no less favorable to such directors and officers than the current policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage, provided however that the Parent and the Company shall not be required to pay an annual premium for such insurance in excess of 300% of the annual amounts currently paid by the Company to maintain the existing policies (which amount has been disclosed to Parent), provided further that if the annual premium for such insurance coverage exceeds such amount, the Parent and the Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. In lieu of the foregoing, the Company may purchase, prior to, on or after the Effective Date, a six-year “tail” prepaid officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Date covering each such director and officer; provided that the Company shall not purchase any such policy for an amount in excess of $4,500,000 without the prior written consent of the Parent.
     (c) In the event the Company or any of its successors or assigns, after the Effective Date, (i) consolidates with or merges or winds up into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that such successors and assigns of the Company or, at Parent’s option, Parent, shall assume the obligations set forth in this Section 5.06.
     (d) The Company shall not amend the by-laws of the Company after the Effective Date if such action would adversely affect the rights of individuals who, on or prior to the Effective Date, were entitled to advances, indemnification or exculpation thereunder for actions or omissions by such individuals at any time at or prior to the Effective Date. The individuals referred to in the preceding sentence shall include any individuals who served at any time as directors or officers of any Subsidiary of the Company at the Company’s request, it being acknowledged by the Parties that each director or officer of a Subsidiary of the Company is or was doing so at such request of the Company.

     (e) The provisions of this Section 5.06 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, the Company confirms that it is acting as agent and trustee on their behalf. The provisions of this Section 5.06 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.
     SECTION 5.07. Further Action; Reasonable Best Efforts.
     (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties shall use all reasonable best efforts to take, or cause its Subsidiaries and Representatives to take, all actions (and to refrain from taking, or to cause its Subsidiaries and Representatives to refrain from taking, any inconsistent actions), and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things (and to refrain from doing, or to cause its Subsidiaries and Representatives to refrain from doing, any inconsistent things) necessary, proper or advisable to consummate and make effective, in a timely manner, the Arrangement and the Transactions, including (i) the seeking of all necessary Regulatory Approvals and using all reasonable best efforts to obtain any Regulatory Approval as soon as practicable and as required and within the timeframes set forth under applicable Laws, (ii) seeking all consents, approvals or waivers from third parties in connection with the Transactions, including those of which the failure to obtain would result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or create, give rise to or change any rights or obligations of any Person under, or result in the creation of an Encumbrance on any property or asset of the Parties pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, (iii) the execution and delivery of the covenants and agreements related to obligations of the Company to be specifically assumed at the Effective Time as set forth in Schedule 5.07 of the Company Disclosure Schedule, (iv) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining or interim order entered by any court or other Governmental Entity lifted, mitigated, rescinded, vacated or reversed, (v) the carrying out of the terms of the Interim Order and Final Order applicable to it and (vi) the execution and delivery of any additional instrument necessary to consummate the Transactions and to fully carry out the purposes of this Agreement and the Plan of Arrangement. In addition to, and not in limitation of the foregoing, (x) the Parties agree to take all steps to and to incur any costs that are necessary to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining or interim order entered by any court or other Governmental Entity vacated or reversed, and (y) Parent and Acquisition Sub agree to take all steps necessary to make or enter into any necessary divestitures, licenses or other arrangements (including hold separate arrangements) of or affecting their operations or business units or any part thereof, or the operations or business units of the Company, or those of any of their Subsidiaries or Affiliates, and agree to any other restrictions, as may be required in order to obtain any Regulatory Approval as soon as possible, and in any event prior to the Outside Date, without any set-off or reduction or adjustment in the Purchase Price or to obtain the approval of any other Governmental Entity that may be required following the Effective Time.

     (b) The Parties agree to use reasonable best efforts to cooperate and assist one another in connection with all actions to be taken pursuant to Section 5.07(a), including the preparation and making of the filings referred to therein and, if requested, amending and furnishing additional information hereunder, including providing all drafts and final copies of all related documents to the non-filing Party and/or its advisors (if necessary, on an external counsel basis redacted as may be necessary) prior to filing and to consider in good faith the views and comments of the other party, and, to the extent practicable (unless prohibited by applicable Laws), none of the Parties will file any such document or have any communication with any Governmental Entity without prior consultation with the other Party. Each Party shall keep the others apprised of the content and status of any communications in whatever form with, and communications from, any Governmental Entity with respect to the Arrangement and other Transactions. During the period from the date of this Agreement to the Effective Date, none of the Parties will take any action that would materially delay or adversely affect the ability of the Company and any of the other Parties to obtain any approvals of a Governmental Entity required to permit consummation of the Arrangement and the Transactions. Each of the Parties shall provide to the other Parties or, if competitively sensitive, such Party’s external counsel, all information it reasonably requests for purposes of obtaining any required approval under the Investment Canada Act, Competition Act Approval, the expiration or termination of the waiting period under the HSR Act, and all other required competition, foreign investment or antitrust consents and approvals.
     SECTION 5.08. Resignations. The Company shall use its reasonable best efforts to obtain and deliver to Parent evidence reasonably satisfactory to Parent of the resignation, effective as of the Effective Date, of each director of the Company and its Subsidiaries other than those whom Parent shall have specified in writing at least (10) Business Days prior to the Effective Date.
     SECTION 5.09. Notice of Developments. The Company shall give prompt notice to Parent, and Parent or Acquisition Sub shall give prompt notice to the Company, of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate such that the condition set forth in Section 6.02(b) or Section 6.03(b), as applicable, would not be satisfied or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.
     SECTION 5.10. Benefits Continuation.
     (a) For the period beginning on the Effective Date and ending no earlier than the 24 months following the Effective Date, Parent shall cause the Company and its Subsidiaries (or any successors to the Company or any of it Subsidiaries), subject to collective bargaining and applicable Laws, to provide a continuation of the benefits that are substantially equivalent in the aggregate to those provided under the Applicable Plans as in effect on the date hereof to those individuals who are employees or former employees of the Company and its Subsidiaries as of the Effective Date (“Affected Employees”) and their eligible dependents. From and after the Effective Date, Parent shall cause the Company and its Subsidiaries (or any successors to the

Company or any of its Subsidiaries) to comply with the terms of all Applicable Plans in effect on the date hereof, subject to any reserved right to amend or terminate any Applicable Plan; provided, however, no such amendment or termination may be inconsistent with the obligations pursuant to the first sentence of this Section 5.10(a). Without limiting the generality of the foregoing, Parent shall cause the Company and its Subsidiaries (or any successors to the Company or any of its Subsidiaries), from and after the Effective Date, to provide severance pay and other severance benefits to Affected Employees who are terminated prior to the second anniversary of the Effective Date in accordance with any Applicable Plans providing for such payments and benefits or the Company’s severance pay and other severance benefits as of the date hereof and under any severance agreements in existence as of the date hereof.
     (b) Affected Employees shall be given credit, to the extent not prohibited by applicable Laws, for all service with the Company and its Subsidiaries and any predecessors of the Company and its Subsidiaries (or service credited by the Company or its Subsidiaries or any predecessors of the Company and its Subsidiaries) under all employee benefit plans and arrangements currently maintained or established in the future by Parent or any of its Subsidiaries (including the Company) in which they are or become participants for purposes of participation, eligibility, vesting and level of benefits. Parent and its Subsidiaries (including the Company) shall cause, to the extent not prohibited by applicable Laws, any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under any welfare benefit plans of Parent and its Subsidiaries (including the Company) to be waived with respect to Affected Employees and their eligible dependents to the extent waived under the corresponding Applicable Plan in which the applicable Affected Employee participated prior to the Effective Date or to the extent they arose while the Affected Employee was employed prior to the Effective Date by the Company or any Subsidiary (or any predecessor of the Company or any Subsidiary) and, with respect to life insurance coverage, up to the Affected Employee’s current level of insurability. Parent and its Subsidiaries (including the Company) shall give Affected Employees and their eligible dependents credit for the plan year in which the Effective Date (or, if later, the commencement of participation in any benefit plan) occurs toward applicable deductibles and annual out-of-pocket limits for expenses incurred prior to the Effective Date (or, if later, the date of commencement of participation in such benefit plan).
     (c) Parent shall cause the Company or its applicable Subsidiary (or any successors to the Company or any of its Subsidiaries) to honor, on and after the Effective Time all of the obligations of the Company and of any Subsidiary under the employment and other agreements with executives who are Affected Employees or former employees which are identified in Section 5.10(c) of the Company Disclosure Schedule. Notwithstanding anything in this Agreement to the contrary, nothing in this Section 5.10 shall impose or limit the Company or any of its Subsidiaries from terminating any of their employees at any time for any reason or no reason, subject to the provisions of applicable Law and any Contract.
     (d) Nothing in this Section 5.10 (other than the provisions of Section 5.10(c), which may be enforced directly by the applicable Affected Employees or by the Affected Employees as third party beneficiaries to this Agreement) shall confer any third party beneficiary rights or remedies upon any Person, individual or whomsoever other than the Company, Parent and Acquisition Sub.

     SECTION 5.11. No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Date, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Date. Prior to the Effective Date, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control over its and its Subsidiaries’ respective operations.
     SECTION 5.12. Financing. (a) From the date hereof until the earlier of (i) the Effective Date, and (ii) the termination of this Agreement pursuant to Article VII hereof, the Company shall provide Parent and Acquisition Sub such cooperation as may be reasonably requested in an effort to implement and make effective, as of the Effective Date, the financing provided for in the Commitment Letters and/or any Alternative Financing (as defined below) and/or any other financing proposed by Parent and Acquisition Sub in connection with the Transactions (individually, a “Financing”, and collectively, the “Financings”), including using reasonable efforts to assist Parent and Acquisition Sub with:
     (i) the preparation by Parent and Acquisition Sub of an information package (including a version that does not contain material non-public information);
     (ii) participating in the presentation by Parent and Acquisition Sub of such information package and related matters to prospective lenders, including by facilitating direct contact between the Company’s senior management and prospective lenders;
     (iii) paying and discharging on the Effective Date any Encumbrances under existing indebtedness, as may be reasonably requested by Parent;
     (iv) giving timely redemption and pre-payment notices, as applicable, in connection with the refinancing of the Company’s existing indebtedness, as may be reasonably requested by Parent;
     (v) providing Parent at least three (3) days prior to the Effective Date, with estimated outstanding balances, penalties, fees, per diems and related costs as may be required by Parent to effect the payment or prepayment of any outstanding indebtedness and related amounts on the Effective Date;
     (vi) the preparation by Parent and Acquisition Sub of an offering memorandum or private placement memorandum suitable for use in a customary “road show” for an offering of high-yield debt securities by the Company and the participation of the senior management of the Company and its Subsidiaries and representatives of the Parent in any such road show;
     (vii) the rating agency process, as reasonably requested by Parent;
     (viii) the execution and delivery of a customary purchase agreement and related documentation in connection with any offering of high-yield debt securities; and

     (ix) any tender offer by or on behalf of Parent or Acquisition Sub of the Company’s Senior Notes in connection with the refinancing of the Company’s existing indebtedness.
     (b) Notwithstanding the foregoing, nothing contained in this Section 5.12 shall require cooperation with Parent and Acquisition Sub to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries. Parent also covenants and agrees that if the closing of the Transactions does not occur (other than in a circumstance where the Company Termination Payment or Reimbursement Amount is payable by the Company), Parent shall reimburse the Company for all out-of-pocket travel expenses and the fees and expenses of attorneys, accountants and financial and other advisors to the Company in connection with participation in any “road shows” or other meetings or otherwise in connection with any Financing and shall indemnify Company with respect to any liabilities arising out of any agreements, arrangements, understandings or documentation entered into in connection with any Financing.
     (c) Subject to the following sentence, Parent shall use its reasonable best efforts to arrange the financing provided for in the Commitment Letters on the terms and conditions described in the Commitment Letters, including using reasonable best efforts to (i) maintain the effectiveness of the Commitment Letters in accordance with their respective terms, (ii) negotiate and enter into definitive Contracts with respect to the financing provided for in the Commitment Letters, (iii) satisfy on a timely basis all conditions applicable to Parent in such definitive agreements with respect to the financing provided for in the Commitment Letters (including, without limitation, (A) the compliance with all applicable Laws and regulations of India and (B) any and all requirements under applicable Law with respect to shareholder or lender consents, the due filing of all reports and returns with the Reserve Bank of India or authorized dealers, as applicable, and the giving of all applicable notifications) and (iv) consummate the financing provided for in the Commitment Letters at or prior to the closing of the Transactions. In the event any portion of the financing provided for in the Commitment Letters becomes unavailable on the terms and conditions contemplated in the Commitment Letters or if Parent elects to obtain alternative financing, Parent shall arrange to obtain such alternative financing from alternative sources (“Alternative Financing”) in an aggregate principal amount equal to the amounts set forth in, and on terms substantially equivalent to or better than the terms of, the Commitment Letters. Parent shall keep the Company reasonably apprised as to the status of, and any material developments relating to, any Financing. Parent shall promptly notify the Company of any proposal by any of the institutions party to the Commitment Letters to withdraw, terminate or make any material change in the amount or terms of the Commitment Letters. Parent shall not consent to any amendment, modification or early termination of the Commitment Letters that could reasonably be expected to adversely affect the ability of Parent and Acquisition Sub to consummate the Transactions.
ARTICLE VI
CONDITIONS
     SECTION 6.01. Mutual Conditions Precedent. The respective obligations of the Parties to complete the Arrangement shall be subject to the satisfaction or waiver, on or before the

Effective Time, of the following conditions precedent, each of which may only be waived by the mutual consent of Parent and the Company:
     (a) the Arrangement Resolution shall have been approved and adopted at the Meeting by the Shareholders in accordance with the Interim Order;
     (b) the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement and in a form satisfactory to each of the Company and Parent, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;
     (c) no Governmental Entity shall have enacted, issued, enforced or entered any Law which is then in effect that makes the Arrangement illegal or otherwise prevents, prohibits or enjoins the consummation of the Arrangement; and
     (d) the Regulatory Approvals shall have been obtained or satisfied and shall not have been revoked and reasonably satisfactory evidence of the receipt of such Regulatory Approvals shall have been delivered to each Party.
     SECTION 6.02. Additional Conditions Precedent to the Obligations of Parent. The obligations of Parent to complete the Arrangement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for Parent’s exclusive benefit and may be waived in writing by Parent in its sole discretion):
     (a) all covenants of the Company under this Agreement to be performed on or before the Effective Time shall have been performed by the Company in all material respects, and Parent shall have received a certificate of the Company addressed to Parent and dated the Effective Date, signed on behalf of the Company by a senior executive officer of the Company (on the Company’s behalf and without personal liability), confirming the same as at the Effective Date;
     (b) all representations and warranties of the Company under this Agreement shall have been true and correct (without giving effect to any materiality qualifiers set forth therein) as of the Effective Date as if made on and as of such date (except (i) to the extent such representations and warranties that speak solely as of an earlier date, in which event such representations and warranties shall be true and correct to such extent as of such earlier date, (ii) other than in the case of the representations and warranties specifically referred to in clause (iii) below, to the extent that facts or matters as to which such representations and warranties are not so true and correct as of such dates, individually or in the aggregate, have not had and would not have a Material Adverse Effect, and (iii) in the case of the representations and warranties set forth in Section 3.03, such representations and warranties shall be true and correct in all material respects) and Parent shall have received a certificate of the Company addressed to Parent and dated the Effective Date, signed on behalf of the Company by a senior executive officer of the Company (on the Company’s behalf and without personal liability), confirming the same as at the Effective Date;
     (c) during the Pre-Effective Date Period, there shall not have occurred and be continuing a Material Adverse Effect; and

     (d) there shall be no action, investigation, proceeding or litigation instituted or commenced by any Governmental Entity that is reasonably likely to (i) set aside, appeal or challenge the validity of the Interim Order or the Final Order, (ii) restrain, enjoin, prevent, prohibit or make illegal the consummation of the Arrangement or the Transactions, or (iii) result in a Material Adverse Effect.
     SECTION 6.03. Additional Conditions Precedent to the Obligations of the Company. The obligations of the Company to complete the Arrangement shall also be subject to fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of the Company and may be waived by the Company):
     (a) all covenants of Parent and Acquisition Sub under this Agreement to be performed on or before the Effective Date shall have been performed by Parent and Acquisition Sub in all material respects, and the Company shall have received a certificate of Parent addressed to the Company and dated the Effective Date, signed on behalf of Parent by a senior executive officer of Parent (on Parent’s behalf and without personal liability), confirming the same as at the Effective Date;
     (b) all representations and warranties of Parent and Acquisition Sub under this Agreement shall have been true and correct (without giving effect to any materiality qualifiers contained therein) as of the Effective Date as if made on and as of such time (except to the extent that such failures to be true and correct would not have a material adverse effect on the ability of the Parent and Acquisition Sub to close the Transactions and perform their obligations hereunder and except such representations and warranties that speak solely as of an earlier date, in which event such representations and warranties shall be true and correct (subject to the exception in the first parenthetical of this Section 6.03(b)) to such extent as of such earlier date) and the Company shall have received a certificate of Parent addressed to the Company and dated the Effective Date, signed on behalf of Parent by a senior executive officer of Parent (on Parent’s behalf and without personal liability), confirming the same as at the Effective Date; and
     (c) Acquisition Sub shall have deposited with the Depositary in escrow at or prior to the time of filing of the Articles of Arrangement the funds required to effect payment in full for all of the Securities to be acquired pursuant to the Arrangement and the Depositary shall have confirmed to the Company receipt of these funds. Such funds may be invested by the Depositary as directed by Acquisition Sub or, after the Effective Time, the Company; provided that (i) no such investment or losses thereon shall affect the Purchase Price per Common Share and following any losses Parent shall promptly provide additional funds to the Depositary in the amount of such losses and (ii) such investments shall be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations with a Credit Rating of “P-1” or “A-1” or better by Standard & Poor’s Ratings Group or Moody’s Investors Service, Inc., respectively. Any interest or income produced by such investments will be payable to the Company or Acquisition Sub, as Parent directs.
     SECTION 6.04. Satisfaction of Conditions. The conditions precedent set out in Section 6.01, Section 6.02 and Section 6.03 shall be conclusively deemed to have been satisfied, waived or released when a Certificate of Arrangement in respect of the Arrangement is issued by the Director.

ARTICLE VII
AMENDMENT AND TERMINATION
     SECTION 7.01. Amendment. This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Date, be amended by mutual written agreement of the Parties, and any such amendment may without further Shareholder approvals, subject to applicable Laws, the Interim Order and the Final Order, without limitation:
     (a) change the time for performance of any of the obligations or acts of the Parties;
     (b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;
     (c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or
     (d) waive compliance with or modify any conditions precedent herein contained provided that any such change does not decrease the consideration payable to the Shareholders.
     SECTION 7.02. Termination.
     (a) This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the filing of the Articles of Arrangement, notwithstanding any requisite approval and authorization of this Agreement by Shareholders:
     (i) by mutual written consent of Parent and the Company duly authorized by the boards of directors of Parent and the Company;
     (ii) by either Parent or the Company if the Effective Time shall not have occurred on or before July 7, 2007, or at the option of Parent, July 31, 2007, if the expiration date of the Commitment Letters is extended to or beyond such date (as applicable, the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.02(a)(ii) shall not be available to any Party whose failure to fulfill any representation, warranty or obligation under this Agreement or other action has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;
     (iii) by either Parent or the Company if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law or Order which has become final and nonappealable and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;
     (iv) by either Parent or the Company if the Arrangement Resolution shall have failed to receive the requisite vote for approval at the Meeting or at any adjournment or postponement thereof in accordance with the Interim Order;

     (v) by Parent, if: (i) the Company’s Board of Directors effects a Company Adverse Recommendation Change; or (ii) the Company’s Board of Directors makes a Superior Proposal Recommendation or (iii) the Company enters into a Superior Proposal Agreement;
     (vi) by the Company, if the Company enters into a Superior Proposal Agreement in compliance with the provisions of Section 5.04;
     (vii) by Parent, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, which breach or failure to perform would cause the conditions set forth in Section 6.02(a) or (b) not to be satisfied; provided that if such breach or failure to perform is capable of being cured through the exercise of reasonable best efforts, Parent may not terminate this Agreement under this Section 7.02(a)(vii) for a period equal to the lesser of 30 days after giving notice of such breach or failure to perform and the period between the giving of such notice until the day prior to the Outside Date, in each case so long as the Company continues to exercise such reasonable best efforts; and
     (viii) by the Company, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Parent or Acquisition Sub set forth in this Agreement, which breach or failure to perform would cause the conditions set forth in Section 6.03(a) or (b) not to be satisfied; provided that if such breach or failure to perform is capable of being cured through the exercise of reasonable best efforts, the Company may not terminate this Agreement under this Section 7.02(a)(viii) for a period equal to the lesser of 30 days after giving notice of such breach or failure to perform and the period between the giving of such notice until the day prior to the Outside Date, in each case so long as Parent or Acquisition Sub continues to exercise such reasonable best efforts.
     (b) If this Agreement is terminated in accordance with the foregoing provisions of this Section 7.02, no Party shall have further liability under this Agreement except as provided in Section 7.02 or Section 7.03, and provided that neither the termination of this Agreement nor anything contained in this Section 7.02 shall relieve any Party from any liability for any willful and material breach by it of this Agreement.
     (c) If this Agreement is terminated pursuant to Section 7.02(a)(ii) (unless the Company does not have the right to terminate this Agreement under Section 7.02(a)(ii) due to its failure to fulfill any obligation under this Agreement or breach of any representation or warranty which failure or breach has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Outside Date), Section 7.02(a)(iii) or Section 7.02(a)(viii), in any such case Parent and Acquisition Sub agree, jointly and severally, to indemnify the Company and its Affiliates against any Damages which are incurred or suffered by the Company and its Affiliates or the Shareholders resulting from or arising out of any breach by either of them of Section 4.07, any failure to pay or deposit or be able to pay or deposit the Purchase Price when due in accordance with the terms of this Agreement, or any breach or failure to perform any of their obligations pursuant to Section 5.07.

     SECTION 7.03. Termination Fees.
     (a) The Company shall pay the Company Termination Payment to Acquisition Sub, by way of a wire transfer in immediately available funds to an account specified by Parent, if:
     (i) this Agreement is terminated in the circumstances set out in Section 7.02(a)(v) or Section 7.02(a)(vi); or
     (ii) (A) prior to the Meeting an Acquisition Proposal is publicly announced (a “Public Acquisition Proposal”); (B) the Shareholders fail to approve this Agreement and the Transactions; and (C) during the period commencing on the date hereof and ending twelve (12) months following the termination of this Agreement (X) an Acquisition Proposal is consummated by the Person who publicly announced the Public Acquisition Proposal, or (Y) the Company enters into a definitive agreement with respect to such Public Acquisition Proposal and that Acquisition Proposal is subsequently consummated at any time thereafter (provided that for purposes of this Section 7.03(a)(ii), references to “35% or more” in the definition of “Acquisition Proposal” shall be deemed references to “50% or more”).
Such payment shall be made by wire transfer of immediately available funds to an account designated by Parent and shall be due: (A) in the case of a termination specified in clause (i) above, within five (5) Business Days following the termination of this Agreement but prior to or concurrently with termination in the case of a termination pursuant to Section 7.02(a)(vi); and (B) in the case of the circumstances specified in clause (ii) above, prior to or concurrently with the consummation of the Acquisition Proposal.
     (b) If this Agreement is terminated by Parent in the circumstances set out in Section 7.02(a)(vii), then the Company shall pay to Parent by wire transfer of immediately available funds within five (5) Business Days following such termination of this Agreement an amount equal to the aggregate of all reasonable out of pocket costs and expenses incurred by Parent and its Affiliates in connection with the Transactions (including all reasonable fees and expenses of financial, legal, accounting and other advisors and of potential lenders) up to a maximum of $15,000,000 (the “Reimbursement Amount”). If after the payment of the Reimbursement Amount, the events set forth in Section 7.03(a)(ii) occur, the Company shall pay an amount equal to the difference between the Company Termination Payment and the Reimbursement Amount to the Parent in the manner provided for in the last paragraph of Section 7.03(a).
     (c) The Company irrevocably waives any right it may have to raise as a defense that the Company Termination Payment or the Reimbursement Amount is excessive or punitive. In no event shall more than one Company Termination Payment by the Company be payable. Parent and Acquisition Sub hereby agree that, upon any termination of this Agreement under circumstances where Parent is entitled to the Company Termination Payment or the Reimbursement Amount and such Company Termination Payment or the Reimbursement Amount is paid in full to Acquisition Sub, Parent and Acquisition Sub shall be precluded from any other remedy against the Company, at law or in equity or otherwise, and neither Parent nor Acquisition Sub shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of the Company’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates in connection with this Agreement or the transactions contemplated hereby.
     SECTION 7.04. Remedies. Subject to Section 7.03, the Parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any Party or its Representatives and any such breach would cause the non-breaching Party or a third party beneficiary of this Agreement irreparable harm. Accordingly, the Parties (on behalf of themselves and the third party beneficiaries of this Agreement) agree that, in the event of any breach or threatened breach of this Agreement by one of the Parties, the non-breaching Party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law. Subject to Section 7.03, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the Parties.
ARTICLE VIII
GENERAL
     SECTION 8.01. Advisors. Parent and the Company represent and warrant to each other that, with the exception of UBS Securities LLC, for whose fees and expenses Parent shall be solely liable, and Morgan Stanley & Co. Incorporated and Evercore Partners, for whose fees and expenses the Company shall be solely liable, no securityholder, director, officer, employee, consultant, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission (other than professional fees), or to the reimbursement of any of its expenses, in connection with the Transactions or any similar transaction based upon arrangements made by or on behalf of Parent or the Company, as the case may be.
     SECTION 8.02. Public Statements. Except as required by applicable Law or applicable stock exchange requirements, neither Parent (including its Representatives) nor the Company (including its Representatives) shall make any public announcement or statement with respect to the Transactions or this Agreement without the approval of the Company or Parent, respectively, such approval not to be unreasonably withheld or delayed. Moreover, in any event, each Party agrees to give prior notice to the other of any public announcement relating to the Transactions or this Agreement and agrees to consult with each other prior to issuing each such public announcement. Each of Parent and the Company agrees that, promptly after the entering into of this Agreement, it shall issue a press release announcing the entering into of this Agreement, which press release shall, in each case, be satisfactory in form and substance to the other party acting reasonably.
     SECTION 8.03. Notices. Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile or email:

     (a) If to Parent or Acquisition Sub, at:
Hindalco Industries Limited
Aditya Birla Centre, B-Wing, 3rd Floor
S.K. Ahire Marg, Worli, Mumbai-400 030 India
Attn: Mr. D. Bhattacharya, Managing Director
Fax: 91-22-6652 5841
Email: dbhattacharya@adityabirla.com
with a copy to:
Torys LLP
Suite 3000
79 Wellington St. W
Toronto ON
M5K 1N2
Attn: Patricia Koval
Fax: (416) 865-7380
Email: pkoval@torys.com
     (b) If to the Company at:
Novelis Inc.
3399 Peachtree Road
Suite 1500
Atlanta, Georgia 30326
Attn: Leslie J. Parrette, Jr.
Fax: (404) 814-4282
Email: les.parrette@novelis.com
with a copy to:
King & Spalding LLP
1180 Peachtree Street, NE
Atlanta, Georgia 30309
Attn: John J. Kelley III
Fax: (404) 572-5133
Email: jkelley@kslaw.com
     Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

     Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section.
     SECTION 8.04. Assignment. Neither this Agreement nor any rights or obligations under this Agreement shall be assignable by operation of law or otherwise by any Party, in whole or in part, without the prior written consent of each of the other Parties, except that Parent may assign in its sole discretion any or all of its rights, interests and/or obligations under this Agreement to any direct or indirect Subsidiary of Parent, provided that Parent shall remain liable for any breach of this Agreement by such Subsidiaries. Any assignment in violation of the preceding sentence shall be void. This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.
     SECTION 8.05. Further Assurances. The Parties shall with reasonable diligence do all such reasonable things and provide all such reasonable assurances as may be required to consummate the Transactions, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.
     SECTION 8.06. Execution and Delivery. This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.
     SECTION 8.07. No Liability.
     (a) No director or officer of the Parent or Acquisition Sub shall have any personal liability whatsoever to the Company under this Agreement, or any other document delivered in connection with the Transactions on behalf of the Parent or Acquisition Sub.
     (b) No director or officer of the Company shall have any personal liability whatsoever to the Parent or Acquisition Sub under this Agreement, or any other document delivered in connection with the Transactions on behalf of the Company.
     SECTION 8.08. Agent for Service of Process. Parent and Acquisition Sub hereby appoint Joshua Goldstein, Torys LLP, 237 Park Avenue, New York, New York 10017-3147, as their authorized agent (the “Authorized Agent”) upon whom process may be served in any suit, action or proceeding arising under or in relation to this Agreement and agree that service of process upon the Authorized Agent shall be deemed in every respect effective service of process upon Parent or Acquisition Sub, as applicable, in any such suit or proceeding. Parent and Acquisition Sub hereby represent and warrant that the Authorized Agent has accepted such appointment and has agreed to act as such agent for service of process, and Parent and Acquisition Sub agree to take any and all action, including the filing of any and all documents that may be necessary to continue such appointment in full force and effect as aforesaid. Any service of process to be made in such action or proceeding may be made by delivery of process in accordance with the notice provisions contained in Section 8.03.

     SECTION 8.09. Dispute Resolution.
     (a) Any dispute, controversy or claim arising out of, relating to, or in connection with this Agreement, or the breach, termination or validity hereof, shall be finally settled exclusively by arbitration. The arbitration shall be conducted in accordance with the rules of the International Chamber of Commerce (the “ICC”) in effect at the time of the arbitration, except as they may be modified by mutual agreement of the Parties. The seat of the arbitration shall be New York City, New York, and the substantive law governing the arbitration shall be the law of the State of New York. The arbitration shall be conducted in the English language.
     (b) The arbitration shall be conducted by three arbitrators. The Party (or the Parties, acting jointly, if there are more than one) initiating arbitration (the “Claimant”) shall appoint an arbitrator in its request for arbitration (the “Request”). The other Party (or the other parties, acting jointly, if there are more than one) to the arbitration (the “Respondent”) shall appoint an arbitrator within 30 days of receipt of the Request and shall notify the Claimant of such appointment in writing. If within 30 days of receipt of the Request by the Respondent, the Respondent has not appointed an arbitrator, then such arbitrator shall be appointed by the ICC. The first two arbitrators appointed in accordance with this provision shall appoint a third arbitrator within 30 days after the Respondent has notified Claimant of the appointment of the Respondent’s arbitrator or, in the event of a failure by a Party to appoint, within 30 days after the ICC has notified the Parties and any arbitrator already appointed of the appointment of an arbitrator on behalf of the Party failing to appoint. When the third arbitrator has accepted the appointment, the two arbitrators making the appointment shall promptly notify the Parties of the appointment. If the first two arbitrators appointed fail to appoint a third arbitrator or so to notify the Parties within the time period prescribed above, then the ICC shall appoint the third arbitrator and shall promptly notify the Parties of the appointment. The third arbitrator shall act as chair of the tribunal.
     (c) The arbitral award shall be in writing, state the reasons for the award, and be final and binding on the Parties. The award shall include an award of costs, including reasonable attorneys’ fees and disbursements. The arbitral tribunal shall be authorized in its discretion to grant pre-award and post-award interest at commercial rates. Any costs, fees or taxes incident to enforcing the award shall, to the maximum extent permitted by Law, be charged against the party resisting such enforcement. Judgment upon the award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant Party or its assets.
     (d) The Parties agree that the arbitration shall be kept confidential and that the existence of the proceeding and any element of it (including but not limited to any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions, and any awards) shall not be disclosed beyond the tribunal, the ICC, the Parties, their counsel and any Person necessary to the conduct of the proceeding, except as may be lawfully required in judicial proceedings relating to the arbitration or otherwise, or as required by applicable stock exchange requirements or the rules of any other quotation system or exchange on which the disclosing Party’s securities are listed or applicable Law.
     (e) All payments made pursuant to the arbitration decision or award and any judgment entered thereon shall be made in United States dollars, free from any deduction, offset or withholding for Taxes.

     SECTION 8.10. Governing Law. This Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the State of New York (except for the matters subject to the CBCA (including the duties of the Board of Directors of the Company and the Plan of Arrangement) which shall be governed by and in accordance with the CBCA).
     SECTION 8.11. Severability. If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.
     SECTION 8.12. Binding Effect. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.
     SECTION 8.13. Survival. The representations and warranties of the Parties contained herein shall survive the execution and delivery of this Agreement but shall terminate on the earlier of the termination of this Agreement in accordance with its terms and immediately following the filing of the Articles of Arrangement. Any investigation by a Party and its advisors shall not mitigate, diminish or affect the representations and warranties of another Party.
     SECTION 8.14. Third Party Beneficiary. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement other than (i) as specifically provided in Section 5.06 and 5.10; (ii) the rights of the Company to pursue claims for Damages and other relief on behalf of Shareholders, including equitable relief, pursuant to Section 7.02 for Parent or Acquisition Sub’s breach of this Agreement; and (iii) after the Effective Date, the rights of Shareholders to receive the Purchase Price per share; provided, however, that the rights granted pursuant to clause (ii) shall be enforceable on behalf of such Shareholders only by the Company in its sole and absolute discretion, it being understood and agreed that any and all interest in such claims shall attach to such Common Shares and subsequently trade and transfer therewith and, consequently, Damages recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith) may, in the Company’s sole and absolute discretion, be (A) distributed, in whole or in part, by the Company to the Shareholders as of any date determined by the Company of record as of any date determined by the Company or (B) retained by the Company for use and benefit of the Company on behalf of its Shareholders in any manner the Company deems fit.
     SECTION 8.15. Expenses. Each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Transactions, except Parent shall be responsible for paying all filing fees in connection with obtaining the Regulatory Approvals, and each Party shall share equally all fees, costs and expenses incurred in connection with the preparation, filing and mailing of the Proxy Statement/Circular.
[remainder of page intentionally left blank]

     IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first written above.

HINDALCO INDUSTRIES LIMITED

By:	/s/ D. Bhattacharya
Name:	D. Bhattacharya
Title:	Managing Director

AV ALUMINUM INC.

By:	/s/ M.R. Prasanna
Name:	M.R. Prasanna
Title:	Director

NOVELIS INC.

By:	/s/ Edward A. Blechschmidt
Name:	Edward A. Blechschmidt
Title:	Acting Chief Executive Officer

SCHEDULE A
REGULATORY APPROVALS
Part A — Canada
•	Competition Act Approval.

•	Investment Canada Act Approval.
Part B — United States
•	The antitrust filings and approvals under the HSR Act or the expiration or earlier termination of the applicable waiting period under the HSR Act.
Part C — European Union
•	The antitrust approvals of the European Commission pursuant to the EC Merger Regulation or of the competent antitrust authorities in the applicable European Union Member States.
Part D — Brazil
•	Approval by Agência Nacional de Energia Elétrica (ANEEL) under article 27 of Law N.8.987, dated February 13, 1995 (as amended), if required by Law.

SCHEDULE B
ARRANGEMENT RESOLUTION
SPECIAL RESOLUTION OF THE SHAREHOLDERS
BE IT RESOLVED THAT:
     1. The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Novelis Inc., a corporation existing under the laws of Canada (the “Corporation”), as more particularly described and set forth in the proxy statement/circular (the “Proxy Statement/Circular”) of the Corporation accompanying the notice of this meeting (as the Arrangement may be or may have been modified or amended in accordance with its terms) is hereby authorized, approved and adopted.
     2. The plan of arrangement (the “Plan of Arrangement”) involving the Corporation, the full text of which is set out as Schedule C to the Arrangement Agreement (the “Agreement”) made between Hindalco Industries Limited, a corporation existing under the laws of India, AV Aluminum Inc., a corporation existing under the laws of Canada and the Corporation and dated as of February 10, 2007 (as the Plan of Arrangement may be or may have been modified or amended in accordance with its terms) is hereby authorized, approved and adopted.
     3. The Agreement, the actions of the directors of the Corporation in approving the Agreement and the actions of the directors and officers of the Corporation in executing and delivering and causing the Corporation to perform its obligations under the Agreement and any amendments thereto are hereby ratified and confirmed.
     4. Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Corporation or that the Arrangement has been approved by the Superior Court of Justice (Ontario), the directors of the Corporation are hereby authorized and empowered without further notice to or approval of the shareholders of the Corporation (i) to amend the Agreement or the Plan of Arrangement to the extent permitted by the Agreement, and (ii) subject to the terms of the Agreement, to cause the Corporation not to proceed with the Arrangement.
     5. Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute, under the seal of the Corporation or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Agreement for filing.
     6. Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument and the doing of such act or thing.

SCHEDULE C
PLAN OF ARRANGEMENT
UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT
ARTICLE I
INTERPRETATION
     SECTION 1.01. Definitions. In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:
(a)	“2006 Incentive Plan” means the Company’s 2006 Incentive Plan approved by the Company’s Shareholders at the 2006 Annual Meeting of Shareholders;

(b)	“Acquisition Sub” means AV Aluminum Inc., a corporation existing under the CBCA and being a subsidiary of Parent;

(c)	“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person, unless otherwise expressly stated herein;

(d)	“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 7.01 of the Arrangement Agreement or Article V hereof;

(e)	“Arrangement Agreement” means the Arrangement Agreement, dated February 10, 2007, among Parent, Acquisition Sub and the Company, as amended in accordance with Section 7.01 thereof providing for, among other things, the Arrangement;

(f)	“Arrangement Resolution” means the special resolution in respect of the Arrangement, put forth at the Special Meeting for vote by the Shareholders;

(g)	“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made in order for the arrangement to become effective;

(h)	“Business Day” means any day other than a Saturday or Sunday on which commercial deposit taking banks are generally open for business in Mumbai, India, Toronto, Ontario and Atlanta, Georgia;

(i)	“CBCA” means the Canada Business Corporations Act, as amended from time to time;

(j)	“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

(k)	“Common Shares” means the common shares of the Company;

(l)	“Company” means Novelis Inc., a corporation existing under the CBCA;

(m)	“Company Stock Plans” means the 2006 Incentive Plan, the Conversion Plan, the Deferred Share Unit Plan, the Founders Performance Awards Plan and the Stock Price Appreciation Unit Plan;

(n)	“Conversion Plan” means the Company’s Conversion Plan of 2005, as amended as of October 19, 2006;

(o)	“Court” means the Ontario Superior Court of Justice (Commercial List);

(p)	“Deferred Share Unit Plan” means the Company’s Deferred Share Unit Plan for Non-Executive Directors;

(q)	“Depositary” means CIBC Mellon Trust Company at its offices set out in the Letter of Transmittal;

(r)	“Director” means the Director appointed pursuant to Section 260 of the CBCA;

(s)	“Dissent Rights” means the rights of dissent in respect of the Arrangement described in Section 3.01;

(t)	“Dissenting Holder” means any Shareholder who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

(u)	“DSU” means a deferred share unit granted pursuant to the Deferred Share Unit Plan;

(v)	“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

(w)	“Effective Time” means the date and time of issuance of the Articles of Arrangement by the Director;

(x)	“Final Order” means the order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(y)	“Founders Performance Awards Plan” means the Company’s Founders Performance Award Plan, as amended as of March 14, 2006;

(z)	“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Special Meeting, as such order may be amended, as contemplated by Section 2.03 of the Arrangement Agreement;

(aa)	“ITA” means the Income Tax Act (Canada), as amended;

(bb)	“Letter of Transmittal” means the letter of transmittal forwarded by the Company to Shareholders in connection with the Arrangement, in form accompanying the Proxy Statement/Circular;

(cc)	“Options” means any option to purchase a Common Share granted under the 2006 Incentive Plan or converted into an option to acquire a Common Share pursuant to the Conversion Plan;

(dd)	“Optionholders” means the holders of Options;

(ee)	“Parent” means Hindalco Industries Limited, a corporation existing under the laws of India;

(ff)	“Person” includes any individual, sole proprietorship, partnership, firm, entity, limited partnership, limited liability company, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body, corporation or Governmental Entity, and persons acting jointly or in concert and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(gg)	“Proxy Statement/Circular” means the notice of the Special Meeting and accompanying proxy statement/circular, including all appendices thereto, to be sent to Shareholders in connection with the Special Meeting;

(hh)	“PSU” means a performance share unit granted pursuant to the Founders Performance Award Plan;

(ii)	“Purchase Price” means the Purchase Price as defined in the Arrangement Agreement;

(jj)	“SAR” means a stock appreciation right granted pursuant to the 2006 Incentive Plan;

(kk)	“Rights Plan” means the Shareholder Rights Agreement between the Company and CIBC Mellon Trust company dated as of December 23, 2004, as amended by the First Amendment Agreement dated February 10, 2007;

(ll)	“Shareholders” means the holders of Common Shares whose names appear in the register of holders of Common Shares maintained by or on behalf of the Company and, where the context so provides, includes joint holders of such Common Shares;

(mm)	“Sixth Anniversary” means the sixth anniversary of the Effective Date;

(nn)	“SPAU” means a stock price appreciation unit granted pursuant to the Stock Price Appreciation Unit Plan;

(oo)	“Special Meeting” means the special meeting of Shareholders to be held to consider the Arrangement Resolution, including any and all meetings held thereafter as a result of an adjournment or postponement thereof, to be called and held in accordance with the Interim Order; and

(pp)	“Stock Price Appreciation Unit Plan” means the Company’s Stock Price Appreciation Unit Plan.
     SECTION 1.02. Interpretation Not Affected by Headings, Etc. The division of this Plan of Arrangement into articles, sections and other portions and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to “Article” or “section” followed by a number refers to the specified Article or section of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Plan of Arrangement, including any appendices hereto, and any amendments, variations or supplements hereto made in accordance with the terms hereof or the Arrangement Agreement or made at the direction of the Court in the Final Order and do not refer to any particular Article, section or other portion of this Plan of Arrangement.
     SECTION 1.03. Rules of Construction. In this Plan of Arrangement, unless the context otherwise requires, (a) words importing the singular number include the plural and vice versa, (b) words importing any gender include all genders, and (c) “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.
     SECTION 1.04. Date of Any Action. In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.
     SECTION 1.05. Time. Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal are local time (Toronto, Ontario) unless otherwise stipulated herein or therein.
     SECTION 1.06. Currency. Unless otherwise stated, all references in this Plan of Arrangement to sums of money and payments to be made hereunder are expressed in lawful money of the United States of America.
     SECTION 1.07. Statutes. Any reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute, regulation or rule.

ARTICLE II
ARRANGEMENT
     SECTION 2.01. Arrangement Agreement. This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of the Arrangement Agreement.
     SECTION 2.02. Binding Effect. This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective at, and be binding at and after, the Effective Time on (i) the Company, (ii) Parent and Acquisition Sub, (iii) all Shareholders and beneficial owners of Common Shares, and (iv) all Optionholders and holders of SARs, SPAUs, PSUs and DSUs.
     SECTION 2.03. Arrangement. Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality, in each case, effective at the Effective Time:
     (a) the Rights Plan shall be terminated;
     (b) each outstanding Option, SAR and SPAU (whether vested or unvested), notwithstanding the terms of the applicable Company Stock Plan, shall be deemed to be unconditionally vested and exercisable, and such Option, SAR or SPAU:
     (i) shall, without any further action by or on behalf of the holder thereof, be transferred by such holder to the Company in exchange for a cash payment from the Company equal to the amount (if any) by which the Purchase Price exceeds the exercise price thereof, less applicable withholdings; and
     (ii) shall immediately be cancelled and all agreements related thereto shall be terminated and the holder thereof shall thereafter have only the right to receive the consideration to which such holder is entitled pursuant to this Section 2.03(b) at the time and in the manner specified in Article IV; and
     (c) each outstanding PSU and DSU will be cancelled by the Company in exchange for a cash payment by the Company in the amount of the Purchase Price per PSU or DSU, as applicable, less applicable withholdings;
     (d) each Common Share outstanding at the Effective Time other than a Common Share held by (i) a Dissenting Holder who is ultimately entitled to be paid the fair value of the Common Shares held by such Dissenting Holder, or (ii) Parent, Acquisition Sub or any Affiliate thereof (which shall not be exchanged under the Arrangement and shall remain outstanding as a Common Share held by Parent, Acquisition Sub or any Affiliate thereof), shall be transferred to Acquisition Sub in exchange for the Purchase Price per Common Share in cash;
     (e) the names of the holders of the Common Shares transferred to Acquisition Sub shall be removed from the applicable registers of holders of Common Shares and Acquisition Sub shall be recorded as the registered holder of the Common Shares so acquired and shall be deemed the legal and beneficial owner thereof free and clear of any liens or encumbrances;

     (f) the Company shall pay any short-term incentive compensation payable under the 2006 Incentive Plan in connection with a change in control; and
     (g) the Company Stock Plans shall be terminated.
ARTICLE III
RIGHTS OF DISSENT
     SECTION 3.01. Rights of Dissent.
     (a) Shareholders may exercise pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by this Section 3.01, the right of dissent in connection with the Arrangement, as the same may be modified by the Interim Order or the Final Order (the “Dissent Rights”); provided that notwithstanding Section 190(5) of the CBCA, the written objection of the Arrangement Resolution referred to in Section 190(5) of the CBCA must be received by Acquisition Sub not later than 5:00 p.m. (Toronto time) on the Business Day preceding the Special Meeting. Holders who duly exercise such Dissent Rights and who:
     (i) are ultimately entitled to be paid by Acquisition Sub the fair value for their Common Shares shall be deemed to have transferred such Common Shares to Acquisition Sub free and clear of any liens or encumbrances on the Effective Date contemporaneously with the event described in Section 2.03(d) in exchange for a debt claim on an amount equal to the fair value of such Common Shares; or
     (ii) are ultimately not entitled, for any reason, to be paid fair value for their Common Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Shareholder.
     (b) In no circumstances shall the Company, Acquisition Sub or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a registered holder of those Common Shares in respect of which such rights are sought to be exercised.
     (c) For greater certainty, in no case shall Parent, Acquisition Sub, the Company or any other Person be required to recognize Dissenting Holders as holders of Common Shares after the Effective Time, and the names of such Dissenting Holders shall be deleted from the register of Shareholders on the Effective Date at the same time as the event described in Section 2.03(d) occurs. In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Options, SARs, SPAU, PSUs and DSUs and (ii) Shareholders who vote or are deemed to have instructed a proxyholder to vote, in favor of the Arrangement Resolution.
ARTICLE IV
CERTIFICATES AND PAYMENTS
     SECTION 4.01. Exchange of Certificates for Cash.
     (a) At or before the time of filing of the Articles of Arrangement, Acquisition Sub shall deposit with the Depositary in escrow for the benefit of Shareholders, cash in the aggregate amount equal to the payments contemplated by Section 2.03(d). Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares that were exchanged for cash, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Parent shall cause the Depositary to deliver to such Shareholder, a check (or other form of immediately available funds) representing the cash which such Shareholder has the right to receive under the Arrangement for such Common Shares, less any amounts withheld pursuant to Section 4.03 and any certificate so surrendered shall forthwith be cancelled. The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of Acquisition Sub.
     (b) Until surrendered as contemplated by this Section 4.01, each certificate which immediately prior to the Effective Time represented Common Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.01, less any amounts withheld pursuant to Section 4.03. Any such certificate formerly representing Common Shares not duly surrendered on or before the Sixth Anniversary shall cease to represent a claim by or interest of any former Shareholder of any kind or nature against or in the Company, Parent or Acquisition Sub. On the Sixth Anniversary, all cash to which such former holder was entitled shall be deemed to have been surrendered to Parent.
     (c) At or before the Effective Time, the Company shall deposit with the Depositary the amount of cash required to satisfy the payment obligations of the Company pursuant to Sections 2.03(b) and 2.03(c), such amount to be held for purposes of such obligations. The cash shall be held in a separate interest-bearing account and any interest earned on such funds shall be for the account of the Company. On or as soon as practicable after the Effective Date, the Depositary shall deliver on behalf of the Company to each holder who immediately before the Effective Time was an Optionholder, or a holder of SARs, SPAUs, DSUs and/or PSUs, as reflected on the books and records of the Company, a check (or other form of immediately available funds) representing the cash which such holder is entitled in accordance with Sections 2.03(b) and/or 2.03(c) against receipt of such documentation as Parent or the Company may reasonably require acknowledging the transfer and/or termination of the Options, SARs, SPAUs, DSUs or PSUs, as the case may be, held by such holder.
     (d) Any payment made by way of check by the Depositary on behalf of Acquisition Sub or the Company that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the Sixth Anniversary, and any right or claim to payment hereunder that remains outstanding on the Sixth Anniversary shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the consideration for Common Shares, Options, SARs, SPAUs, DSUs or PSUs, as the case may be, pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Acquisition Sub or the Company, as applicable, for no consideration.
     SECTION 4.02. Lost Certificates. In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares that were exchanged pursuant to Section 2.03 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to Acquisition Sub and the Depositary in such sum as Acquisition Sub may direct, or otherwise indemnify Acquisition Sub and the Company in a manner satisfactory to Acquisition Sub and the Company, against any claim that may be made against Acquisition Sub and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.
     SECTION 4.03. Withholding Rights. The Company, Acquisition Sub, Parent and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any Shareholder, Optionholder, or holder of SARs, SPAUs, DSUs and/or PSUs such amounts as the Company, Acquisition Sub, Parent or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the ITA, the United States Internal Revenue Code of 1986, or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Common Shares, Optionholder, or holder of SARs, SPAUs, DSUs and/or PSUs, as the case may be, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.
ARTICLE V
AMENDMENTS
     SECTION 5.01. Amendments to Plan of Arrangement.
     (a) The Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time; provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Parent, (iii) filed with the Court and, if made following the Special Meeting, approved by the Court, and (iv) communicated to Shareholders if and as required by the Court.
     (b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Special Meeting (provided that Parent and Acquisition Sub shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Special Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.
     (c) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Special Meeting shall be effective only if (i) it is consented to by each of the Company and Parent (in each case, acting reasonably) and (ii) if required by the Court, it is consented to by Shareholders voting in the manner directed by the Court.
     (d) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by Parent, provided that it concerns a matter which, in the reasonable opinion of Parent, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Shareholder.
     (e) This Plan of Arrangement may be withdrawn prior to the occurrence of any of the events in Section 2.03 in accordance with the terms of the Arrangement Agreement.
ARTICLE VI
FURTHER ASSURANCES
     SECTION 6.01. Further Assurances. Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.